Paul Hastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street • 25th Floor • Los Angeles, CA 90071-2228
telephone 213 683 6000 • facsimile 213 627 0705 • www.paulhastings.com





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(213) 683-6367
nobukochristy@paulhastings.com

March 2, 2005

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of February, 2005, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;



(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such

documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Nobuko Christy

Nobuko Christy
Senior Paralegal

Enclosures

cc: Mr. Toshihisa Takagi,
Yamaha Corporation

Schedule 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED IN FEBRUARY, 2005

1. Overview of Consolidated Performance for the First Three Quarters of the Fiscal Year Ending March 31, 2005(April 1, 2004 to December 31, 2004) (Exhibit 1) (English translation attached)

2. FY2005 3Q Performance Outline (Exhibit 2) (English translation attached)

3. Overview of Operating Results for the Third Quarters of Fiscal Year ending March 2005 and Revision of the Forecasts for the Full Fiscal Year (Exhibit 3) (English translation attached)

4. Analyst and Investor Briefing on the Third Quarter of the Fiscal Year Ending March 31, 2005 with Appendix (Exhibit 4) (English translation attached)



平成 17年 3月期　第３四半期財務・業績の概況（連結）

平成 17年 2月 10日

上場会社名　ヤマハ株式会社　（コード番号：7951　東証第１部）
(URL http://www.yamaha.co.jp/ir/report/)
代表者　役職名 代表取締役社長 氏名 伊藤 修二
問合せ先責任者　役職名 経理・財務部長 氏名 梅田 史生　TEL：(053) 460 - 2141

1. 四半期財務情報の作成等に係る事項
   ① 会計処理の方法における簡便な方法の採用の有無　：　有　（詳細は添付資料に記載）
   ② 最近連結会計年度からの会計処理の方法の変更の有無　：　有　（詳細は添付資料に記載）
   ③ 連結及び持分法の適用範囲の異動の状況
      連結（新規） 1社　（除外） 4社　　持分法（新規） -社　（除外） -社

2. 平成 17年 3月期 第３四半期財務・業績の概況（平成 16年 4月 1日 ～ 平成 16年 12月 31日）

(1) 経営成績（連結）の進捗状況　（百万円未満切捨表示）

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
17年 3月期 第３四半期	413,452	△0.5	38,056	△15.6	44,708	△12.8	19,326	△57.7
16年 3月期 第３四半期	415,351	－	45,100	－	51,248	－	45,706	－
（参考）16年 3月期	539,506		45,056		51,036		43,541	

	１株当たり四半期（当期）純利益	潜在株式調整後１株当たり四半期（当期）純利益
	円 銭	円 銭
17年 3月期 第３四半期	93.75	92.57
16年 3月期 第３四半期	221.72	205.94
（参考）16年 3月期	210.63	196.01

(注) 売上高、営業利益等におけるパーセント表示は、対前年同四半期増減率

(2) 財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円 銭
17年 3月期 第３四半期	520,591	277,242	53.3	1,344.88
16年 3月期 第３四半期	543,502	259,829	47.8	1,260.36
（参考）16年 3月期	508,731	259,731	51.1	1,259.28

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
17年 3月期 第３四半期	15,815	△ 15,604	10,385	42,043
16年 3月期 第３四半期	25,970	△ 13,184	△ 9,643	45,105
（参考）16年 3月期	58,349	△ 18,775	△ 50,141	31,245

3. 平成17年 3月期の連結業績予想（ 平成 16年 4月 1日 ～ 平成 17年 3月 31日 ）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	541,000	41,000	19,500

（参考）１株当たり予想当期純利益（通期）　94円 59銭

※ 上記連結業績予想の前提条件及び利用時の注意に関する事項については、３ページをご参照下さい。

４．経営成績の進捗状況及び財政状態の変動状況に関する定性的情報等

（１）経営成績（連結）の進捗状況に関する定性的情報

当第３四半期（平成16年４月１日から平成16年12月31日まで）の販売状況につきましては、楽器事業、ＡＶ・ＩＴ事業は売上げを伸ばしましたが、電子機器・電子金属事業が売上げ減少となったことから、売上高は4,134億52百万円（前年同期比0.5％減少）となりました。このうち、国内売上高は2,410億97百万円（前年同期比2.1％減少）、海外売上高は1,723億54百万円（前年同期比1.9％増加）となりました。

事業の種類別セグメントの販売状況は、楽器事業は、ピアノ、ギターの売上げは減少しましたが、新型エレクトーン「ＳＴＡＧＥＡ」の販売が好調であったため、全体では売上げ増加となりました。
ＡＶ・ＩＴ事業は、ＡＶレシーバー、ホームシアターのシステム商品および企業向けルーターが引き続き好調に推移しました。
電子機器・電子金属事業は、携帯電話用音源ＬＳＩが韓国、中国市場での需要停滞により売上げ減少となりました。
リビング事業、レクリエーション事業、その他の事業は売上げ減少となりました。

損益につきましては、営業利益380億56百万円（前年同期比15.6％減少）、経常利益447億8百万円（前年同期比12.8％減少）となりました。当期より固定資産の減損に係る会計基準を早期適用し325億49百万円の減損損失を計上し、また平成16年12月１日に厚生年金基金の代行部分の過去分返上認可を受け、代行返上益197億90百万円を計上しました。その結果、四半期純利益は193億26百万円（前年同期比57.7％減少）となりました。

（２）財政状態（連結）の変動状況に関する定性的情報

当第３四半期（平成16年４月１日から平成16年12月31日まで）のキャッシュ・フローの状況につきましては、営業活動によるキャッシュ・フローでは税金等調整前四半期純利益が317億41百万円となりましたが、売上債権及び棚卸資産の増加等により、得られた資金は158億15百万円となりました。
投資活動によるキャッシュ・フローでは設備投資の実施等により、使用した資金は156億４百万円となりました。
財務活動によるキャッシュ・フローでは主に短期借入金の増加により、得られた資金は103億85百万円となりました。
以上により現金及び現金同等物は111億35百万円増加し、当第３四半期末残高は420億43百万円となりました。

（3）業績予想に関する定性的情報

平成17年3月期通期の業績予想につきましては、前回予想に比べ、主に楽器事業が減収減益となる他、電子機器・電子金属事業およびＡＶ・ＩＴ事業が減収となる見込みのため、平成16年11月2日中間決算発表時の連結業績予想を変更いたします。

なお、持分法適用会社であるヤマハ発動機株式会社は、当期より決算日を12月31日に変更しており、当期の持分法損益は平成16年4月1日から平成16年12月31日までの9ヶ月分となる予定です。

個別業績予想につきましては、概ね前回予想並に推移する見込みですが、若干の減収を予想しております。

(通期業績予想の修正)

平成17年 3月期通期業績予想の修正（平成16年 4月 1日 ～ 平成17年 3月 31日）

（1）連結

(単位：百万円、％)

	売上高	経常利益	当期純利益
前回発表予想（A）	546,500	42,500	19,500
今回修正予想（B）	541,000	41,000	19,500
増減額（B－A）	△5,500	△1,500	－
増減率	△1.0	△3.5	－
前期(平成16年3月期通期)実績	539,506	51,036	43,541

(参考) 1株当たり予想当期純利益 (通期) 94円 59銭

（2）個別

(単位：百万円、％)

	売上高	経常利益	当期純利益
前回発表予想（A）	343,000	23,500	△2,000
今回修正予想（B）	342,000	23,500	△2,000
増減額（B－A）	△1,000	－	－
増減率	△0.3	－	－
前期(平成16年3月期通期)実績	345,354	28,118	25,579

(参考) 1株当たり予想当期純利益 (通期) △9円 69銭

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

（添付資料）

1．（要約）四半期連結貸借対照表

（単位：百万円）

科目	当第３四半期（平成16.12.31）	前期（平成16．3．31）	増減
	金額	金額	金額
（資産の部）			
Ⅰ 流動資産			
現金及び預金	42,771	32,053	10,718
受取手形及び売掛金	91,577	81,114	10,463
棚卸資産	82,848	72,146	10,702
その他	23,108	16,390	6,718
流動資産合計	240,306	201,704	38,602
Ⅱ 固定資産			
有形固定資産	144,635	178,667	△34,032
無形固定資産	1,023	944	79
投資その他の資産	134,626	127,415	7,211
固定資産合計	280,284	307,026	△26,742
資産合計	520,591	508,731	11,860
（負債の部）			
Ⅰ 流動負債			
支払手形及び買掛金	40,684	39,947	737
短期借入金	33,572	16,711	16,861
一年以内返済の長期借入金	27,290	7,388	19,902
未払費用及び未払金	34,891	45,888	△10,997
その他	25,839	13,660	12,179
流動負債合計	162,278	123,596	38,682
Ⅱ 固定負債			
長期借入金	3,934	24,772	△20,838
退職給付引当金	27,296	50,012	△22,716
その他	46,139	47,106	△967
固定負債合計	77,370	121,891	△44,521
負債合計	239,649	245,488	△5,839
（少数株主持分）			
少数株主持分	3,699	3,511	188
（資本の部）			
Ⅰ 資本金	28,534	28,534	－
Ⅱ 資本剰余金	40,054	40,054	－
Ⅲ 利益剰余金	212,404	203,485	8,919
Ⅳ 土地再評価差額金	22,018	15,866	6,152
Ⅴ その他有価証券評価差額金	11,022	10,979	43
Ⅵ 為替換算調整勘定	△36,517	△38,937	2,420
Ⅶ 自己株式	△275	△252	△23
資本合計	277,242	259,731	17,511
負債、少数株主持分及び資本合計	520,591	508,731	11,860

２．（要約）四半期連結損益計算書

（単位：百万円）

科　目	当第３四半期（平成16.4.1～平成16.12.31）		前第３四半期（平成15.4.1～平成15.12.31）		前　期（平成15.4.1～平成16.3.31）	
	金　額	百分比	金　額	百分比	金　額	百分比
		%		%		%
Ⅰ　売上高	413,452	100.0	415,351	100.0	539,506	100.0
Ⅱ　売上原価	255,475	61.8	256,532	61.7	338,057	62.7
延払未実現利益	179		171		244	
合計売上総利益	158,155	38.2	158,990	38.3	201,693	37.4
Ⅲ　販売費及び一般管理費	120,099	29.0	113,889	27.4	156,637	29.0
営業利益	38,056	9.2	45,100	10.9	45,056	8.4
Ⅳ　営業外収益	11,301	2.7	11,311	2.7	12,841	2.4
Ⅴ　営業外費用	4,648	1.1	5,164	1.3	6,861	1.3
経常利益	44,708	10.8	51,248	12.3	51,036	9.5
Ⅵ　特別利益						
厚生年金基金代行返上益	19,790		－		－	
その他	612		187		613	
特別利益合計	20,403	4.9	187	0.0	613	0.1
Ⅶ　特別損失						
減損損失	32,549		－		－	
その他	821		1,405		4,193	
特別損失合計	33,370	8.0	1,405	0.3	4,193	0.8
税金等調整前四半期（当期）純利益	31,741	7.7	50,030	12.0	47,456	8.8
法人税、住民税及び事業税	13,958	3.4	4,127	1.0	4,769	0.9
法人税等調整額	△1,915	△0.5	△300	△0.1	△1,387	△0.3
少数株主利益	372	0.1	496	0.1	532	0.1
四半期（当期）純利益	19,326	4.7	45,706	11.0	43,541	8.1

３．（要約）四半期連結剰余金計算書

（単位：百万円）

科　目	当第３四半期（平成16.4.1～平成16.12.31）		前　期（平成15.4.1～平成16.3.31）	
	金　額		金　額	
（資本剰余金の部）				
Ⅰ　資本剰余金期首残高		40,054		40,052
Ⅱ　資本剰余金増加高				
1.　転換社債の転換	－	－	1	1
Ⅲ　資本剰余金期末残高		40,054		40,054
（利益剰余金の部）				
Ⅰ　利益剰余金期首残高		203,485		162,344
Ⅱ　利益剰余金増加高				
1.　四半期（当期）純利益	19,326		43,541	
2.　連結会社増減に伴う増加高	－		545	
3.　持分変動に伴う土地再評価差額金取崩高	188		569	
4.　連結子会社の決算期変更に伴う増加高	－	19,515	64	44,721
Ⅲ　利益剰余金減少高				
1.　配当金	3,611		2,063	
2.　役員賞与金	121		82	
3.　連結会社増減に伴う減少高	36		116	
4.　持分変動に伴う減少高	371		95	
5.　土地再評価差額金取崩高	6,455	10,596	1,220	3,579
Ⅳ　利益剰余金期末残高		212,404		203,485

4．（要約）四半期連結キャッシュ・フロー計算書

（単位：百万円）

科　目	当第３四半期 （平成16.4.1～平成16.12.31） 金　額	前　期 （平成15.4.1～平成16.3.31） 金　額
Ⅰ　営業活動によるキャッシュ・フロー		
税金等調整前四半期（当期）純利益	31,741	47,456
減価償却費	14,703	17,522
減損損失	32,549	－
退職給付引当金の増減額	△22,731	△3,983
売上債権の増減額	△9,461	△698
棚卸資産の増減額	△9,775	6,346
仕入債務の増減額	523	1,283
その他	△21,735	△9,575
営業活動によるキャッシュ・フロー	15,815	58,349
Ⅱ　投資活動によるキャッシュ・フロー		
有形固定資産の取得による支出	△17,744	△18,721
有形固定資産の売却による収入	2,231	552
その他	△90	△606
投資活動によるキャッシュ・フロー	△15,604	△18,775
Ⅲ　財務活動によるキャッシュ・フロー		
短期借入金の増減額（純額）	16,699	△11,179
長期借入金の増減額（純額）	△909	△6,126
配当金の支払額	△3,611	△2,063
その他	△1,793	△30,771
財務活動によるキャッシュ・フロー	10,385	△50,141
Ⅳ　現金及び現金同等物に係る換算差額	538	△1,599
Ⅴ　現金及び現金同等物の増減額	11,135	△12,167
Ⅵ　現金及び現金同等物の期首残高	31,245	42,976
Ⅶ　新規連結子会社の現金及び現金同等物の期首残高	－	1,150
Ⅷ　除外連結子会社の現金及び現金同等物の期首残高	△337	△127
Ⅸ　連結子会社の決算期変更に伴う現金及び現金同等物の増減額	－	△587
Ⅹ　現金及び現金同等物の期末残高	42,043	31,245

5．（１）四半期連結財務諸表作成のための基本となる事項

１．会計処理の方法における簡便な方法の採用の有無

当社は、中間連結財務諸表等の作成基準をベースとしつつ、以下のとおり投資者等の利害関係者の判断を大きく誤らせないと考えられる範囲で一定の簡便な手続を採用しております。

［重要な簡便な手続の内容］
１．減価償却費は年間償却予定額の当第３四半期分を計上しております。
２．税金費用の算出は簡便的な方法により計算しております。

２．持分法適用会社の事業年度に関する事項

持分法適用会社であるヤマハ発動機株式会社は、当期より決算日を12月31日に変更しております。

5. （2）会計処理の変更

1．固定資産の減損に係る会計基準

当期より「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第6号）を適用しております。この変更に伴い、減損損失32,549百万円を計上しております。
なお、減損損失に関する注記事項は以下のとおりであります。

（減損損失を認識した資産グループの概要）

（単位：百万円）

用　途	場　所	減　損　損　失	
		種　類	金　額
レクリエーション事業資産	レクリエーション施設「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の4施設 北海道余市郡赤井川村他	建物及び構築物	22,321
		土地	9,666
		計	31,988
遊休不動産	静岡県浜松市他	建物及び構築物	39
		土地	521
		計	560
合　計		建物及び構築物	22,360
		土地	10,188
		計	32,549

（資産のグルーピングの方法）
当社グループは、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。

（減損損失の認識に至った経緯）
レクリエーション事業のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休不動産は、継続的に地価が下落している資産について減損損失を認識しました。

（回収可能価額の算定方法）
レクリエーション事業の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを9.4%で割り引いて算定しております。遊休不動産の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額を使用しております。

2．重要な減価償却資産の減価償却方法

（有形固定資産の減価償却方法の変更）
レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社グループのレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。

6. セグメント情報

（１）事業の種類別セグメント情報

（単位：百万円）

	当第３四半期（平成16.４.１～平成16.12.31）								
	楽器	ＡＶ・ＩＴ	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高									
(1) 外部顧客に対する売上高	232,642	61,928	33,164	54,867	13,446	17,402	413,452		413,452
(2) セグメント間の内部売上高又は振替高				1,783			1,783	△1,783	
計	232,642	61,928	33,164	56,651	13,446	17,402	415,235	△1,783	413,452
営業費用	215,346	57,155	32,981	38,817	15,469	17,408	377,179	△1,783	375,395
営業利益	17,296	4,773	182	17,833	△2,022	△6	38,056		38,056

（注）事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

（単位：百万円）

	前第３四半期（平成15.４.１～平成15.12.31）								
	楽器	ＡＶ・ＩＴ	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高									
(1) 外部顧客に対する売上高	227,762	58,808	35,170	58,548	15,013	20,046	415,351		415,351
(2) セグメント間の内部売上高又は振替高				1,742			1,742	△1,742	
計	227,762	58,808	35,170	60,291	15,013	20,046	417,093	△1,742	415,351
営業費用	212,563	54,210	33,474	36,507	15,850	19,386	371,992	△1,742	370,250
営業利益	15,199	4,598	1,695	23,784	△837	660	45,100		45,100

（単位：百万円）

	前期（平成15.４.１～平成16.３.31）								
	楽器	ＡＶ・ＩＴ	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高									
(1) 外部顧客に対する売上高	293,430	78,257	44,765	76,892	20,100	26,061	539,506		539,506
(2) セグメント間の内部売上高又は振替高				2,131			2,131	△2,131	
計	293,430	78,257	44,765	79,023	20,100	26,061	541,638	△2,131	539,506
営業費用	282,950	73,839	43,303	49,005	21,211	26,272	496,581	△2,131	494,450
営業利益	10,480	4,418	1,462	30,018	△1,110	△211	45,056		45,056

（2）所在地別セグメント情報

（単位：百万円）

	当第3四半期（平成16．4．1～平成16.12.31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1)外部顧客に対する売上高	252,541	65,439	66,551	28,918	413,452		413,452
(2)セグメント間の内部売上高又は振替高	117,261	1,084	444	49,433	168,224	△168,224	
計	369,803	66,524	66,996	78,352	581,676	△168,224	413,452
営業費用	339,282	63,285	62,425	74,239	539,232	△163,837	375,395
営業利益	30,520	3,238	4,571	4,113	42,443	△4,387	38,056

（注）1.　国又は地域の区分は、地理的近接度によっております。

2.　各区分に属する主な国又は地域

北米……アメリカ、カナダ　　欧州……ドイツ、イギリス

アジア・オセアニア・その他の地域……シンガポール、オーストラリア

（単位：百万円）

	前期（平成15．4．1～平成16．3．31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1)外部顧客に対する売上高	336,008	85,483	81,685	36,329	539,506		539,506
(2)セグメント間の内部売上高又は振替高	137,091	1,439	514	58,995	198,041	△198,041	
計	473,100	86,922	82,199	95,325	737,548	△198,041	539,506
営業費用	441,685	82,240	77,645	92,103	693,674	△199,224	494,450
営業利益	31,415	4,682	4,554	3,221	43,873	1,183	45,056

（3）海外売上高

（単位：百万円）

	当第3四半期（平成16．4．1～平成16.12.31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	66,543	67,314	38,495	172,354
Ⅱ　連結売上高				413,452
Ⅲ　連結売上高に占める海外売上高の割合	16.1%	16.3%	9.3%	41.7%

（注）国又は地域の区分及び各区分に属する主な国又は地域は、所在地セグメント情報と同様であります。

（単位：百万円）

	前第3四半期（平成15．4．1～平成15.12.31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	66,038	65,759	37,398	169,196
Ⅱ　連結売上高				415,351
Ⅲ　連結売上高に占める海外売上高の割合	15.9%	15.8%	9.0%	40.7%

（単位：百万円）

	前期（平成15．4．1～平成16．3．31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	86,671	83,473	48,552	218,697
Ⅱ　連結売上高				539,506
Ⅲ　連結売上高に占める海外売上高の割合	16.1%	15.5%	9.0%	40.5%

YAMAHA CORPORATION

Overview of Consolidated Performance for the First Three Quarters of the Fiscal Year Ending March 31, 2005 (April 1, 2004, to December 31, 2004)

February 10, 2005

Company name: YAMAHA CORPORATION
(URL http://www.global.yamaha.com/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito
For further information, please contact: Fumio Umeda
Telephone: +81 53 460 2141
Stock listings: Tokyo Stock Exchange (First Section)

1. ITEMS RELATED TO THE PREPARATION OF PERFORMANCE DATA FOR THE PERIOD

(1) Whether the Company Has Adopted Simplified Accounting Procedures: Yes
(See attached documents for details.)
(2) Difference in Accounting Policies from the Fiscal Year Ended March 31, 2004: Yes
(See attached documents for details.)
(3) Changes in the Status of Consolidated Companies and Companies Accounted for using the Equity Method:

Consolidated companies:
Number of companies newly consolidated: 1
Number of companies removed from consolidation: 4

Equity method:
Number of companies newly accounted for using the equity method: —
Number of companies removed from the equity method: —

2. OVERVIEW OF CONSOLIDATED PERFORMANCE FOR THE FIRST THREE QUARTERS OF THE FISCAL YEAR ENDING MARCH 31, 2005 (April 1, 2004–December 31, 2004)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
First three quarters of FY2005	¥413,452	(0.5)	¥38,056	(15.6)	¥44,708	(12.8)
First three quarters of FY2004	¥415,351	—	¥45,100	—	¥51,248	—
(Reference) FY2004	¥539,506		¥45,056		¥51,036	

	Net income		Net income per share	Net income per share after full dilution
	Millions of yen	% change from the previous fiscal year	Yen	Yen
First three quarters of FY2005	¥19,326	(57.7)	¥ 93.75	¥ 92.57
First three quarters of FY2004	¥45,706	—	¥221.72	¥205.94
(Reference) FY2004	¥43,541		¥210.63	¥196.01

Note: Percentages represent changes compared with the same period of the previous fiscal year.

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
End of third quarter of FY2005	¥520,591	¥277,242	53.3	¥1,344.88
End of third quarter of FY2004	¥543,502	¥259,829	47.8	¥1,260.36
(Reference) FY2004	¥508,731	¥259,731	51.1	¥1,259.28

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First three quarters of FY2005	¥15,815	¥(15,604)	¥ 10,385	¥42,043
First three quarters of FY2004	¥25,970	¥(13,184)	¥ (9,643)	¥45,105
(Reference) FY2004	¥58,349	¥(18,775)	¥(50,141)	¥31,245

3. FORECASTS OF RESULTS FOR FY2005 (April 1, 2004–March 31, 2005)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2005	¥541,000	¥41,000	¥19,500

Reference: Net income per share for the fiscal year is forecast to be ¥94.59 on a consolidated basis.
For further information regarding forecasts, please see page 3.

4. QUALITATIVE COMMENTS ON PROGRESS IN CONSOLIDATED PERFORMANCE AND FINANCIAL POSITION

(1) Qualitative Comments on Progress in Consolidated Performance

YAMAHA's sales performance through the end of the third quarter (April 1, 2004, to December 31, 2004) was as follows. Sales recorded by the musical instruments and AV/IT segments expanded, but those of the electronic equipment and metal products segment declined. As a result, net sales amounted to ¥413,452 million, representing a decline of 0.5% from the same period of the previous fiscal year. Of this total, domestic sales accounted for ¥241,097 million, 2.1% lower than for the same period of the previous fiscal year, and overseas sales were ¥172,354 million, representing a gain of 1.9% year on year.

By business segment, sales of the musical instruments segment increased overall, as declines in sales of pianos and guitars were more than offset by increased sales of the new "STAGEA" Electones™. In the AV/IT segment, the sales performance of AV receivers, home theater systems, and routers for enterprise use continued to be strong. Sales of the electronic equipment and metal products segment decreased because of weaker demand for LSI sound chips for mobile phones in Korea and China. In the lifestyle-related products, recreation, and others segments, sales declined.

As a result, operating income totaled ¥38,056 million, down 15.6% year on year, and recurring profit amounted to ¥44,708 million, 12.8% lower than for the same period of the previous year. YAMAHA recognized an extraordinary loss of ¥32,549 million due to the early application of fixed asset impairment accounting standards. However, the Company reported an extraordinary gain of ¥19,790 million due to a reimbursement for the payment of its prior-year obligation associated with the substitutional portion of its national welfare pension fund (December 1, 2004).

Net income for the period under review amounted to ¥19,326 million, representing a decline of 57.7% year on year.

(2) Qualitative Comments on Changes in Consolidated Financial Position

During the period through the end of the third quarter of the fiscal year (April 1, 2004, through December 31, 2004), developments in consolidated cash flows were as follows. Among cash flows from operating activities, cash inflow from income before income taxes and minority interests of ¥31,741 million was partly offset by increases in notes and accounts receivable—trade and inventories. As a result, net cash provided by operating activities amounted to ¥15,815 million.

Net cash used in investing activities amounted to ¥15,604 million, including capital and other investments.

Net cash provided by financing activities totaled ¥10,385 million, consisting mainly of cash obtained from an increase in short-term loans.

As a result of these factors, we recorded a net increase in cash and cash equivalents in the period under review of ¥11,135 million and cash and cash equivalents at end of period amounted to ¥42,043 million at the end of first three quarters, December 31, 2004.

(3) Qualitative Comments on the Outlook for Consolidated Performance

Regarding projections for consolidated performance for the current fiscal year, figures are slightly lower compared with forecasts announced along with the interim financial performance (November 2, 2004). This is primarily due to declines in the sales and profits of musical instruments and lower sales of electronic equipment and metal products and AV/IT products.

Please note that YAMAHA Motor Co., Ltd., an affiliated company accounted for under the equity method of consolidation, changed the date for its annual closing of accounts to December 31. As a result, the equity in earnings of YAMAHA Motor that will be entered in the accounts of the Company for the fiscal year ending March 31, 2005, will be based on YAMAHA Motor's accounts covering the nine-month period from April 1, 2004, to December 31, 2004.

Non-consolidated operating results are projected to trend broadly in line with the previous outlook; however, net sales will decrease slightly.

(Revision of the Outlook for the Full Fiscal Year)

The Company has revised its outlook for the fiscal year ending March 31, 2005, as announced on November 2, 2004, the occasion of its announcement of interim results.

Revision of the Outlook for Fiscal 2005 (April 1, 2004, to March 31, 2005)

(1) Consolidated

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Previous outlook (A)	¥546,500	¥42,500	¥19,500
Revised outlook (B)	541,000	41,000	19,500
Amount of revision (B-A)	(5,500)	(1,500)	—
Percentage revision	(1.0)%	(3.5)%	—
Actual for fiscal 2004	539,506	51,036	43,541

Reference: Net income per share for the fiscal year is forecast to be ¥94.59 on a consolidated basis.

(2) Non-consolidated

	Net sales	Recurring profit	Net income (loss)
	Millions of yen	Millions of yen	Millions of yen
Previous outlook (A)	¥343,000	¥23,500	¥(2,000)
Revised outlook (B)	342,000	23,500	(2,000)
Amount of revision (B-A)	(1,000)	—	—
Percentage revision	(0.3)%	—	—
Actual for fiscal 2004	345,354	28,118	25,579

Preference: Net income per share for the fiscal year is forecast to be ¥(9.69) on a non-consolidated basis.

Some portions of the content of this document are forward-looking statements that are based on forecasts and plans regarding future developments. Accordingly, actual results and performance may differ from the outlook presented here, depending on risk and uncertainty factors.

(Supplementary Data)

1. SUMMARY OF CONSOLIDATED BALANCE SHEETS

	Millions of yen		
	End of third quarter of FY2005 (as of Dec. 31, 2004)	FY2004 (as of Mar. 31, 2004)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 42,771**	¥ 32,053	¥10,718
Notes and accounts receivable	**91,577**	81,114	10,463
Inventories	**82,848**	72,146	10,702
Other current assets	**23,108**	16,390	6,718
Total current assets	**240,306**	201,704	38,602
Fixed assets:			
Tangible assets	**144,635**	178,667	(34,032)
Intangible assets	**1,023**	944	79
Investments and other assets	**134,626**	127,415	7,211
Total fixed assets	**280,284**	307,026	(26,742)
Total assets	**¥520,591**	¥508,731	¥11,860
LIABILITIES			
Current liabilities:			
Notes and accounts payable	**¥ 40,684**	¥ 39,947	¥ 737
Short-term loans	**33,572**	16,711	16,861
Current portion of long-term debt	**27,290**	7,388	19,902
Accrued expenses	**34,891**	45,888	(10,997)
Other current liabilities	**25,839**	13,660	12,179
Total current liabilities	**162,278**	123,596	38,682
Long-term liabilities:			
Long-term debt	**3,934**	24,772	(20,838)
Accrued employees' retirement benefits	**27,296**	50,012	(22,716)
Other fixed liabilities	**46,139**	47,106	(967)
Total long-term liabilities	**77,370**	121,891	(44,521)
Total liabilities	**239,649**	245,488	(5,839)
MINORITY INTERESTS	**3,699**	3,511	188
SHAREHOLDERS' EQUITY			
Common stock	**28,534**	28,534	—
Capital surplus	**40,054**	40,054	—
Earned surplus	**212,404**	203,485	8,919
Reserve for land revaluation	**22,018**	15,866	6,152
Net unrealized holding gains on other securities	**11,022**	10,979	43
Translation adjustments	**(36,517)**	(38,937)	2,420
Treasury stock, at cost	**(275)**	(252)	(23)
Total shareholders' equity	**277,242**	259,731	17,511
Total liabilities, minority interests and shareholders' equity	**¥520,591**	¥508,731	¥11,860

Note: Figures of less than ¥1 million have been omitted.

2. SUMMARY OF CONSOLIDATED STATEMENTS OF OPERATIONS

	First three quarters of FY2005 (Apr. 1, 2004–Dec. 31, 2004)		First three quarters of FY2004 (Apr. 1, 2003–Dec. 31, 2003)		FY2004 (Apr. 1, 2003–Mar. 31, 2004)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	¥413,452	100.0	¥415,351	100.0	¥539,506	100.0
Cost of sales	255,475	61.8	256,532	61.7	338,057	62.7
Unrealized profit	179		171		244	
Total gross profit	158,155	38.2	158,990	38.3	201,693	37.4
Selling, general and administrative expenses	120,099	29.0	113,889	27.4	156,637	29.0
Operating income	38,056	9.2	45,100	10.9	45,056	8.4
Non-operating income	11,301	2.7	11,311	2.7	12,841	2.4
Non-operating expenses	4,648	1.1	5,164	1.3	6,861	1.3
Recurring profit	44,708	10.8	51,248	12.3	51,036	9.5
Extraordinary income:						
Gains on return of substitutional portion of employee welfare pension funds	19,790		—		—	
Other	612		187		613	
Total Extraordinary gain	20,403	4.9	187	0.0	613	0.1
Extraordinary loss:						
Impairment loss	32,549		—		—	
Other	821		1,405		4,193	
Total Extraordinary loss	33,370	8.0	1,405	0.3	4,193	0.8
Income before income taxes and minority interests	31,741	7.7	50,030	12.0	47,456	8.8
Current income taxes	13,958	3.4	4,127	1.0	4,769	0.9
Deferred income taxes	(1,915)	(0.5)	(300)	(0.1)	(1,387)	(0.3)
Minority interests	372	0.1	496	0.1	532	0.1
Net income	¥ 19,326	4.7	¥ 45,706	11.0	¥ 43,541	8.1

3. SUMMARY OF CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions of yen			
	First three quarters of FY2005 (Apr. 1, 2004–Dec. 31, 2004)		FY2004 (Apr. 1, 2003–Mar. 31, 2004)	
CAPITAL SURPLUS				
Balance at beginning of period		¥ 40,054		¥ 40,052
Increase in capital surplus:				
Conversion of convertible bonds	—	—	1	1
Balance at end of period		40,054		40,054
EARNED SURPLUS				
Balance at beginning of period		203,485		162,344
Additional earned surplus:				
Net income	19,326		43,541	
Effect of change in scope of consolidation	—		545	
Reversal of reserve for land revaluation from change of interests in subsidiaries	188		569	
Increase from accounting period changes of consolidated subsidiaries	—	19,515	64	44,721
Deduction from earned surplus:				
Cash dividends paid	3,611		2,063	
Bonuses to directors and statutory auditors	121		82	
Effect of change in scope of consolidation	36		116	
Effect of change in interests in subsidiaries	371		95	
Reversal of reserve for land evaluation	6,455	10,596	1,220	3,579
Balance at end of period		¥212,404		¥203,485

Note: Figures of less than ¥1 million have been omitted.

4. SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen	
	First three quarters of FY2005 (Apr. 1, 2004–Dec. 31, 2004)	FY2004 (Apr. 1, 2003–Mar. 31, 2004)
Cash flows from operating activities:		
Income before income taxes and minority interests	¥31,741	¥47,456
Depreciation and amortization	14,703	17,522
Impairment loss	32,549	—
Employees' retirement benefits, net of payments	(22,731)	(3,983)
Increase in notes and accounts receivable—trade	(9,461)	(698)
(Increase) decrease in inventories	(9,775)	6,346
Increase in notes and accounts payable	523	1,283
Other, net	(21,735)	(9,575)
Net cash provided by operating activities	15,815	58,349
Cash flows from investing activities:		
Purchases of fixed assets	(17,744)	(18,721)
Proceeds from sale of fixed assets	2,231	552
Other, net	(90)	(606)
Net cash used in investing activities	(15,604)	(18,775)
Cash flows from financing activities:		
Increase (decrease) in short-term loans	16,699	(11,179)
Decrease in long-term loans	(909)	(6,126)
Cash dividends paid	(3,611)	(2,063)
Other, net	(1,793)	(30,771)
Net cash provided by (used in) financing activities	10,385	(50,141)
Effect of exchange rate changes on cash and cash equivalents	538	(1,599)
Net increase (decrease) in cash and cash equivalents	11,135	(12,167)
Cash and cash equivalents at beginning of period	31,245	42,976
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	—	1,150
Decrease in cash and cash equivalents arising from exclusion of subsidiaries in consolidation at beginning of period	(337)	(127)
Decrease in cash and cash equivalents accompanying changes to the accounting periods of consolidated subsidiaries	—	(587)
Cash and cash equivalents at end of period	¥42,043	¥31,245

Note: Figures of less than ¥1 million have been omitted.

5. (1) Basic Items for the Preparation of the Consolidated Financial Statements

1. Adoption of Simplified Accounting Methods

The following simplified accounting procedures are based on the standards used in the Company's interim consolidated financial statements and will help investors and other stakeholders make sound decisions.

Simplified Procedures

1. Depreciation expenses represent the total depreciation planned for the quarter under review.
2. A simplified method is used to calculate tax expenses.

2. Fiscal Years of Companies Accounted for under the Equity Method

Beginning with the period under review, Yamaha Motor Co., Ltd., which Yamaha Corporation accounts for under the equity method of consolidation, changed its date for the closing of accounts to December 31.

5. (2) Changes to Yamaha's Accounting Policies

1. Impairment Accounting for Fixed Assets

Yamaha adopted impairment accounting standards during the fiscal period under review. These standards are based on the Business Accounting Council's "Report on Accounting Standards for Impaired Fixed Assets," published on August 9, 2002, and the "Implementation Guidelines for Asset Impairment Accounting," which were published in the "Statement of Corporate Accounting Standards No. 6" on October 31, 2003. As a result, net income before income taxes decreased ¥32,549 million.

Notes regarding impairment loss are as follows.

Impairment loss by asset group

Unit: ¥1 million

Use	Location	Impairment loss	
		Asset type	Amount
Recreation assets	Four recreational facilities (Kiroro, Tsumagoi Toba Hotel International, Nemunosato)	Buildings and other structures	¥22,321
		Land	9,666
		Total	¥31,988
Idle real estate	Hamamatsu, Shizuoka, etc.	Buildings and other structures	¥ 39
		Land	521
		Total	¥ 560
Total		Buildings and other structures	¥22,360
		Land	10,188
		Total	¥32,549

Method of grouping assets

For each business segment, Yamaha groups fixed assets at the lowest level for which there are independent cash flows on a regular basis.

Assets for which impairment loss is recognized

Yamaha recognizes impairment loss for facilities that have consistently recorded losses from operating activities (the recreation business) and idle real estate that has seen a continued decline in land value.

Determining the recoverable amount of an impaired asset

In the recreation business, the recoverable amount of an impaired asset is the asset's utility value discounted by 9.4% of its estimated future cash flows. The recoverable amount for idle real estate is the net present value, which is determined based on the assessed value of fixed assets.

2. Change in Method for Fixed-Asset Depreciation

Shift to the declining-balance method for fixed-asset depreciation

In the recreation business, YAMAHA switched from the straight-line to the declining-balance method for fixed-asset depreciation, reflecting changes in its operating environment, the diversification of customer preferences, and other factors undermining the performance of the Company's recreation facilities.

6. SEGMENT INFORMATION

(1) Business Segments

(First three quarters of FY2005 (April 1, 2004–December 31, 2004)) (Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥232,642**	**¥61,928**	**¥33,164**	**¥54,867**	**¥13,446**	**¥17,402**	**¥413,452**	**¥ —**	**¥413,452**
Intersegment sales or transfers	**—**	**—**	**—**	**1,783**	**—**	**—**	**1,783**	**(1,783)**	**—**
Total sales	**232,642**	**61,928**	**33,164**	**56,651**	**13,446**	**17,402**	**415,235**	**(1,783)**	**413,452**
Operating expenses	**215,346**	**57,155**	**32,981**	**38,817**	**15,469**	**17,408**	**377,179**	**(1,783)**	**375,395**
Operating income (loss)	**¥ 17,296**	**¥ 4,773**	**¥ 182**	**¥17,833**	**¥(2,022)**	**¥ (6)**	**¥ 38,056**	**¥ —**	**¥ 38,056**

Note: Business sectors: Divided into the categories of musical instruments, AV/IT, lifestyle-related products, electronic equipment and metal products, recreation and others based on consideration of similarities of product type, characteristics and market, etc.

(First three quarters of FY2004 (April 1, 2003–December 31, 2003)) (Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥227,762	¥58,808	¥35,170	¥58,548	¥15,013	¥20,046	¥415,351	¥ —	¥415,351
Intersegment sales or transfers	—	—	—	1,742	—	—	1,742	(1,742)	—
Total sales	227,762	58,808	35,170	60,291	15,013	20,046	417,093	(1,742)	415,351
Operating expenses	212,563	54,210	33,474	36,507	15,850	19,386	371,992	(1,742)	370,250
Operating income (loss)	¥ 15,199	¥ 4,598	¥ 1,695	¥23,784	¥ (837)	¥ 660	¥ 45,100	¥ —	¥ 45,100

(FY2004 (April 1, 2003–March 31, 2004)) (Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥293,430	¥78,257	¥44,765	¥76,892	¥20,100	¥26,061	¥539,506	¥ —	¥539,506
Intersegment sales or transfers	—	—	—	2,131	—	—	2,131	(2,131)	—
Total sales	293,430	78,257	44,765	79,023	20,100	26,061	541,638	(2,131)	539,506
Operating expenses	282,950	73,839	43,303	49,005	21,211	26,272	496,581	(2,131)	494,450
Operating income (loss)	¥ 10,480	¥ 4,418	¥ 1,462	¥30,018	¥(1,110)	¥ (211)	¥ 45,056	¥ —	¥ 45,056

(2) Geographical Segments

(First three quarters of FY2005 (April 1, 2004–December 31, 2004))

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥252,541**	**¥65,439**	**¥66,551**	**¥28,918**	**¥413,452**	**¥ —**	**¥413,452**
Intersegment sales or transfers	**117,261**	**1,084**	**444**	**49,433**	**168,224**	**(168,224)**	**—**
Total sales	**369,803**	**66,524**	**66,996**	**78,352**	**581,676**	**(168,224)**	**413,452**
Operating expenses	**339,282**	**63,285**	**62,425**	**74,239**	**539,232**	**(163,837)**	**375,395**
Operating income	**¥ 30,520**	**¥3,238**	**¥ 4,571**	**¥ 4,113**	**¥ 42,443**	**¥ (4,387)**	**¥ 38,056**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2004 (April 1, 2003–March 31, 2004))

(Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥336,008	¥85,483	¥81,685	¥36,329	¥539,506	¥ —	¥539,506
Intersegment sales or transfers	137,091	1,439	514	58,995	198,041	(198,041)	—
Total sales	473,100	86,922	82,199	95,325	737,548	(198,041)	539,506
Operating expenses	441,685	82,240	77,645	92,103	693,674	(199,224)	494,450
Operating income	¥ 31,415	¥ 4,682	¥ 4,554	¥3,221	¥ 43,873	¥ 1,183	¥ 45,056

(3) Overseas Sales

(First three quarters of FY2005 (April 1, 2004–December 31, 2004))

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥66,543**	**¥67,314**	**¥38,495**	**¥172,354**
Net sales	**—**	**—**	**—**	**413,452**
% of net sales	**16.1%**	**16.3%**	**9.3%**	**41.7%**

Note: Division by country or region is based on geographical proximity.

(First three quarters of FY2004 (April 1, 2003–December 31, 2003))

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥66,038	¥65,759	¥37,398	¥169,196
Net sales	—	—	—	415,351
% of net sales	15.9%	15.8%	9.0%	40.7%

(FY2004 (April 1, 2003–March 31, 2004))

(Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥86,671	¥83,473	¥48,552	¥218,697
Net sales	—	—	—	539,506
% of net sales	16.1%	15.5%	9.0%	40.5%

05年3月期第3四半期業績資料

ヤマハ株式会社

	3Q実績	前年3Q実績	3Q累計実績 (04/4～04/12)	前年3Q累計実績 (03/4～03/12)	当期予想 (04/11/02発表) 05年3月期	当期予想 (今回発表) 05年3月期	前期実績 04年3月期
売上高	1,449億円	1,491億円	4,135億円	4,153億円	5,465億円	5,410億円	5,395億円
国内売上高	773億円 (53.3%)	844億円 (56.6%)	2,411億円 (58.3%)	2,461億円 (59.3%)	3,157億円 (57.8%)	3,157億円 (58.4%)	3,208億円 (59.5%)
海外売上高	676億円 (46.7%)	647億円 (43.4%)	1,724億円 (41.7%)	1,692億円 (40.7%)	2,308億円 (42.2%)	2,253億円 (41.6%)	2,187億円 (40.5%)
営業利益	139億円 (9.6%)	187億円 (12.5%)	381億円 (9.2%)	451億円 (10.9%)	380億円 (7.0%)	360億円 (6.7%)	451億円 (8.4%)
経常利益	164億円 (11.3%)	215億円 (14.4%)	447億円 (10.8%)	512億円 (12.3%)	425億円 (7.8%)	410億円 (7.6%)	510億円 (9.5%)
当期利益	254億円 (17.5%)	195億円 (13.1%)	193億円 (4.7%)	457億円 (11.0%)	195億円 (3.6%)	195億円 (3.6%)	435億円 (8.1%)
為替レート	107円/US$ 134円/EUR	110円/US$ 130円/EUR	109円/US$ 133円/EUR	116円/US$ 128円/EUR	110円/US$ 129円/EUR	109円/US$ (*3) 134円/EUR	114円/US$ 129円/EUR
ROE	9.5%	7.8%	7.2%	19.3%	7.3%	7.2%	18.4%
ROA	4.9%	3.6%	3.8%	8.7%	3.9%	3.8%	8.5%
1株当り利益	-	-	93.8円	221.7円	94.6円	94.6円	210.6円
設備投資	50億円	43億円	161億円	138億円	241億円	240億円	212億円
(減価償却費)	52億円	47億円	147億円	135億円	198億円	198億円	175億円
研究開発費	58億円	59億円	171億円	170億円	227億円	230億円	225億円
実質有利子負債 (*1)	-	-	220億円	409億円	0億円	0億円	168億円
(フリーキャッシュフロー)							
営業活動	80億円	154億円	158億円	260億円	448億円	394億円	583億円
投資活動	▲54億円	▲44億円	▲156億円	▲132億円	▲143億円	▲150億円	▲188億円
フリーキャッシュフロー	26億円	110億円	2億円	128億円	305億円	244億円	395億円
期末在庫高	-	-	828億円	768億円	695億円	737億円	721億円
(要員数)							
国内	-	-	11,810人	12,001人	11,884人	11,904人	11,849人
海外	-	-	12,063人	11,890人	11,857人	12,008人	12,054人
合計 (*2)	-	-	23,873人	23,891人	23,741人	23,912人	23,903人
(事業別売上高)							
楽器	815億円 (56.2%)	787億円 (52.8%)	2,326億円 (56.3%)	2,278億円 (54.9%)	3,065億円 (56.1%)	3,030億円 (56.0%)	2,934億円 (54.4%)
AV･IT	251億円 (17.3%)	248億円 (16.6%)	619億円 (15.0%)	588億円 (14.2%)	835億円 (15.3%)	820億円 (15.2%)	783億円 (14.5%)
リビング	120億円 (8.3%)	120億円 (8.0%)	332億円 (8.0%)	352億円 (8.5%)	420億円 (7.7%)	430億円 (7.9%)	448億円 (8.3%)
電子機器･金属	165億円 (11.4%)	221億円 (14.8%)	549億円 (13.3%)	585億円 (14.1%)	720億円 (13.2%)	700億円 (12.9%)	769億円 (14.3%)
レクリエーション	40億円 (2.8%)	47億円 (3.2%)	134億円 (3.2%)	150億円 (3.6%)	195億円 (3.6%)	190億円 (3.5%)	201億円 (3.7%)
その他	58億円 (4.0%)	67億円 (4.5%)	174億円 (4.2%)	200億円 (4.8%)	230億円 (4.2%)	240億円 (4.4%)	261億円 (4.8%)
(事業別営業利益)							
楽器	74億円	55億円	173億円	152億円	155億円	140億円	105億円
AV･IT	24億円	32億円	48億円	46億円	45億円	45億円	44億円
リビング	3億円	6億円	2億円	17億円	▲5億円	▲5億円	15億円
電子機器･金属	46億円	96億円	178億円	238億円	200億円	200億円	300億円
レクリエーション	▲9億円	▲3億円	▲20億円	▲8億円	▲15億円	▲20億円	▲11億円
その他	1億円	1億円	0億円	6億円	0億円	0億円	▲2億円

(単独の状況)							
売上高	863億円	899億円	2,739億円	2,698億円	3,430億円	3,420億円	3,454億円
営業利益	66億円 (7.6%)	104億円 (11.6%)	279億円 (10.2%)	291億円 (10.8%)	220億円 (6.4%)	210億円 (6.1%)	270億円 (7.8%)
経常利益	68億円 (7.9%)	108億円 (12.0%)	294億円 (10.7%)	305億円 (11.3%)	235億円 (6.9%)	235億円 (6.9%)	281億円 (8.1%)
当期利益	146億円 (16.9%)	107億円 (11.9%)	11億円 (0.4%)	299億円 (11.1%)	▲20億円	▲20億円	256億円 (7.4%)

*1 実質有利子負債＝長短借入金＋転換社債－現預金

*2 要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数

*3 4Q為替レート US$=110円、EUR=134円

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

FY2005 3Q Performance Outline

YAMAHA CORPORATION

(billions of yen)

	3Q Results (Oct. 04-Dec. 04)	3Q Results (Oct. 03-Dec. 03)	3Q Results (Apr. 04-Dec. 04)	3Q Results (Apr. 03-Dec. 03)	Initial Projections (Nov. 2, 2004) Full Year, FY2005	Projections Full Year, FY2005	Results Full Year, FY2004
Net Sales	144.9	149.1	413.5	415.3	546.5	541.0	539.5
Japan Sales	77.3 (53.3%)	84.4 (56.6%)	241.1 (58.3%)	246.1 (59.3%)	315.7 (57.8%)	315.7 (58.4%)	320.8 (59.5%)
Overseas Sales	67.6 (46.7%)	64.7 (43.4%)	172.4 (41.7%)	169.2 (40.7%)	230.8 (42.2%)	225.3 (41.6%)	218.7 (40.5%)
Operating Income	13.9 (9.6%)	18.7 (12.5%)	38.1 (9.2%)	45.1 (10.9%)	38.0 (7.0%)	36.0 (6.7%)	45.1 (8.4%)
Recurring Profit	16.4 (11.3%)	21.5 (14.4%)	44.7 (10.8%)	51.2 (12.3%)	42.5 (7.8%)	41.0 (7.6%)	51.0 (9.5%)
Net Income	25.4 (17.5%)	19.5 (13.1%)	19.3 (4.7%)	45.7 (11.0%)	19.5 (3.6%)	19.5 (3.6%)	43.5 (8.1%)
Currency Exchange Rate (=yen)	107/US$ 134/EUR	110/US$ 130/EUR	109/US$ 133/EUR	116/US$ 128/EUR	110/US$ 129/EUR	109/US$ (*3) 134/EUR	114/US$ 129/EUR
ROE(%)	9.5%	7.8%	7.2%	19.3%	7.3%	7.2%	18.4%
ROA(%)	4.9%	3.6%	3.8%	8.7%	3.9%	3.8%	8.5%
Earnings per share	-	-	93.8yens	221.7yens	94.6yens	94.6yens	210.6yens
Capital Expenditure	5.0	4.3	16.1	13.8	24.1	24.0	21.2
Depreciation	5.2	4.7	14.7	13.5	19.8	19.8	17.5
R&D Expenditure	5.8	5.9	17.1	17.0	22.7	23.0	22.5
Loans & Equivalents (*1)	-	-	22.0	40.9	0.0	0.0	16.8
Free Cash Flow							
Operating Activities	8.0	15.4	15.8	26.0	44.8	39.4	58.3
Investing Activities	-5.4	-4.4	-15.6	-13.2	-14.3	-15.0	-18.8
Total	2.6	11.0	0.2	12.8	30.5	24.4	39.5
Inventories at year-end	-	-	82.8	76.8	69.5	73.7	72.1
No. of Employees							
Japan	-	-	11,810	12,001	11,884	11,904	11,849
Overseas	-	-	12,063	11,890	11,857	12,008	12,054
Total (*2)	-	-	23,873	23,891	23,741	23,912	23,903
Sales by Business segment							
Musical Instruments	81.5 (56.2%)	78.7 (52.8%)	232.6 (56.3%)	227.8 (54.9%)	306.5 (56.1%)	303.0 (56.0%)	293.4 (54.4%)
AV/IT	25.1 (17.3%)	24.8 (16.6%)	61.9 (15.0%)	58.8 (14.2%)	83.5 (15.3%)	82.0 (15.2%)	78.3 (14.5%)
Lifestyle-Related	12.0 (8.3%)	12.0 (8.0%)	33.2 (8.0%)	35.2 (8.5%)	42.0 (7.7%)	43.0 (7.9%)	44.8 (8.3%)
Electronic Equipment and Metal	16.5 (11.4%)	22.1 (14.8%)	54.9 (13.3%)	58.5 (14.1%)	72.0 (13.2%)	70.0 (12.9%)	76.9 (14.3%)
Recreation	4.0 (2.8%)	4.7 (3.2%)	13.4 (3.2%)	15.0 (3.6%)	19.5 (3.6%)	19.0 (3.5%)	20.1 (3.7%)
Others	5.8 (4.0%)	6.7 (4.5%)	17.4 (4.2%)	20.0 (4.8%)	23.0 (4.2%)	24.0 (4.4%)	26.1 (4.8%)
Operating Income by Business segment							
Musical Instruments	7.4	5.5	17.3	15.2	15.5	14.0	10.5
AV/IT	2.4	3.2	4.8	4.6	4.5	4.5	4.4
Lifestyle-Related	0.3	0.6	0.2	1.7	-0.5	-0.5	1.5
Electronic Equipment and Metal	4.6	9.6	17.8	23.8	20.0	20.0	30.0
Recreation	-0.9	-0.3	-2.0	-0.8	-1.5	-2.0	-1.1
Others	0.1	0.1	0.0	0.6	0.0	0.0	-0.2
Non Consolidated Basis							
Net Sales	86.3	89.9	273.9	269.8	343.0	342.0	345.4
Operating Income	6.6 (7.6%)	10.4 (11.6%)	27.9 (10.2%)	29.1 (10.8%)	22.0 (6.4%)	21.0 (6.1%)	27.0 (7.8%)
Recurring Profit	6.8 (7.9%)	10.8 (12.0%)	29.4 (10.7%)	30.5 (11.3%)	23.5 (6.9%)	23.5 (6.9%)	28.1 (8.1%)
Net Income	14.6 (16.9%)	10.7 (11.9%)	1.1 (0.4%)	29.9 (11.1%)	-2.0	-2.0	25.6 (7.4%)

*1 Loans & Equivalents = Loans(Short term , Long term) + Convertible Bonds - Cash & Bank Deposit

*2 No. of Employees = No. of Full-time Staff at end of period + Average No. of Temp. Staff

*3 4Q Currency Exchange Rates US$=110JPY EUR=134JPY

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

Exhibit 3

2005年2月10日

報道関係各位

ヤマハ株式会社

（参考資料）２００５年３月期第３四半期業績の概要と通期業績予想の修正について

□第３四半期業績について　—　前年同期比減収減益　—

当社の２００５年３月期第３四半期連結売上高（2004年4月1日～12月31日）は、前年同期実績に対し楽器事業、ＡＶ・ＩＴ事業は売上を伸ばしましたが、電子機器・電子金属事業をはじめ、その他のセグメントで売上減少となったことで、前年同期比0.5%減の４，１３５億円となりました。また、連結営業利益は、携帯電話用音源LSIの利益率の低下やリビング、レクリエーション事業の収益悪化等により、前年同期比15.6%減の３８１億円、連結経常利益は12.8%減の４４７億円となりました。

四半期純利益については、固定資産の減損会計を早期適用し、レクリエーション事業資産及び遊休不動産について３２５億円の減損損失を計上したことと、昨年12月に厚生年金基金代行部分の過去分返上認可による代行返上益１９８億円を特別利益に計上したことなどにより、前年同期比57.7%減の１９３億円となりました。

尚、第３四半期（2004年10月1日～12月31日）のみの連結売上高は、前年同期比2.8%減の１，４４９億円連結営業利益は、前年同期比25.8%減の１３９億円となりました。

□事業セグメント別の売上高・営業利益の状況　　（　）内は原則として前年同期比増減率

・楽器事業　売上高　2,326億円（前年同期比２．１％増）　営業利益１７３億円（同１３．８％増）

ピアノ、ギターの売上は減少しましたが新型エレクトーン「ＳＴＡＧＥＡ」の販売が好調に推移し、全体では増収増益となりました。

・ＡＶ・ＩＴ事業　売上高　６１９億円（同５．３％増）　営業利益　４８億円（同３．８％増）

AVレシーバー、ホームシアターのシステム商品及び企業向けのルーターが引き続き好調に推移し、増収増益となりました。

・リビング事業　売上高　３３２億円（同５．７％減）　営業利益　1.8億円（同89．3％減）

主力のシステムバスとシステムキッチンが、競争の激化により伸び悩み、減収減益となりました。

・電子機器・電子金属事業　売上高　５４９億円（同６．３％減）　営業利益　１７８億円（同２５.０％減）

携帯電話用音源LSIが、韓国、中国市場での需要停滞により売上減少となりました。損益面でも、減収に加え、利益率の低下により減益となりました。

・レクリエーション事業　売上高１３４億円（同１０．４％減）営業損失２０億円（前年同期8．4億円の営業損失）

集客数減少が継続し、減収減益となりました。

・その他の事業　売上高１７４億円（同１３．２％減）　営業損失６百万円（前年同期６．６億円の営業利益）

携帯電話用マグネシウム部品、自動車用内装部品事業の減収により減収減益となりました。

□通期業績予想について　　—　１１月２日予想を修正　—

２００５年３月期通期連結業績予想は、前回予想に比べ、主に楽器事業が減収減益となる他、電子機器･電子金属事業及びＡＶ・ＩＴ事業が減収となる見込みの為、昨年１１月２日発表の予想数値、売上高５，４６５億円、営業利益３８０億円、経常利益４２５億円、当期純利益１９５億円を各々、売上高５，４１０億円、営業利益３６０億円、経常利益４１０億円、当期純利益１９５億円と修正いたします。

＊持分法適用会社であるヤマハ発動機株式会社は、当期より決算日を 12 月 31 日に変更しており、当期の持分法損益は９ヶ月分となる予定です。

単独業績予想については、概ね前回予想並に推移する見込みですが、若干の減収を予想して昨年１１月２日発表予想数値、売上高３，４３０億円、営業利益２２０億円、経常利益２３５億円、当期純損失２０億円を、各々、売上高３，４２０億円、営業利益２１０億円、経常利益２３５億円、当期純損失２０億円と修正いたします。

注）文章中の売上高　損益の数値は原則億円未満四捨五入で記載しております。

以上

ヤマハ株式会社　広報部　〒108-8568 東京都港区高輪 2-17-11　Tel 03-5488-6601
広報部（浜松）〒430-8650 静岡県浜松市中沢町 10-1　Tel 053-460-2210

Exhibit 3

February 10, 2005

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo stock exchange)

Overview of Operating Results for the Third Quarters of Fiscal Year ending March 2005 and Revision of the Forecasts for the Full Fiscal Year

Third quarter operating results

Consolidated net sales for the period from April 1, 2004, through December 31, 2004, declined 0.5% year to year, to ¥413.5 billion. Although sales rose for the musical instruments and AV/IT segments, they were lower for the other segments led by the electronic equipment and metal products. Operating income declined 15.6%, to ¥38.1 billion, and recurring profit dropped 12.8%, to ¥44.7 billion, on weaker margins on LSI sound chips for mobile phones and earnings deterioration in the lifestyle-related products and recreation segments.

Net income for first three quarters slumped 57.7%, to ¥19.3 billion, due to the early application of fixed asset impairment accounting and consequent losses of ¥32.5 billion on recreation segment assets and idle real estate. An extraordinary profit of ¥19.8 billion was posted on last December, due to the receipt of permission to return the substitutional portion of the Company s national welfare funds to the government.

Consolidated net sales in the third quarter alone (October 1 ˜ December 31, 2004) slipped 2.8% year to year, to ¥144.9 billion, and operating income dropped 25.8%, to ¥13.9 billion.

Sales and Operating Income by Business Segment:
(Figures in parentheses represent changes from the first three quarters of the previous fiscal year)

Musical Instruments Sales of ¥232.6 billion (+2.1% year to year), operating income of ¥17.3 billion (+13.8%)

Piano and guitar sales declined, but sales of the new STAGEA Electones® were healthy, and, thus, overall sales and income increased.

AV/IT Sales of ¥61.9 billion (+5.3%), operating income of ¥4.8 billion (+3.8%)

The gains were derived from ongoing strength in AV receivers, home theater systems, and routers for corporations.

Lifestyle-Related Products Sales of ¥33.2 billion (5.7%), operating income of ¥180 million (89.3%)

Stiffening competition forced slower growth in the mainstay system bath and system kitchen products.

Electronic Equipment and Metal Products Sales of ¥54.9 billion (6.3%), operating income of ¥17.8 billion (-25%)

Sales of YAMAHA LSI sound chips declined due to stagnant demand in the Korean and Chinese markets. Profit decreased because of the sales decline and lower margins.

Recreation Sales of ¥13.4 billion (10.4%), operating loss of ¥2.0 billion (loss in previous year of ¥840 million). Declines in customer numbers continued.

Others Sales of ¥17.4 billion (13.2%), operating loss of ¥6 million (profit in previous year of ¥660 million). Sales declined for mobile phone magnesium components and automobile interior wood components.

Outlook for the Fiscal Year 2005 (Full term; Revised November 2, 2004, forecasts)

Consolidated projections for the fiscal year ending March 31, 2005, have been revised downward to net sales of ¥541.0 billion (previously estimated at ¥546.5 billion on November 2, 2004), operating income of ¥36.0 billion (¥38.0 billion), recurring profit of ¥41.0 billion (¥42.5 billion), and net income of ¥19.5 billion (¥19.5 billion). These are primarily due to decline in the sales and profit of musical instruments and lower sales of electronic equipment and metal products and AV/IT products.

Note: Yamaha Motor Co, Ltd., a company accounted for by the equity method, changed its fiscal year-end to December 31 starting in this term; thus, the equity method profit/loss is expected to be equivalent to nine months operating results.

Non-consolidated operating results are projected to trend broadly in line with previous outlook, but expected valuation losses on subsidiary capital positions have led to revisions of estimates for net sales to ¥342 billion (from ¥343 billion announced on November 2, 2004), operating income to ¥21 billion (¥22 billion), recurring profit to ¥23.5 billion (¥23.5 billion), and a net loss of ¥2 billion (net loss of ¥2 billion).

Note: Figures in the text have been rounded to nearest 100 million yen.

For further information, please contact:

YAMAHA CORPORATION
Public & Investor Relations Group,
Public Relations Division
Mr. Mike Tanaka

TEL. +81-3-5488-6601
FAX +81-3-5488-5060

Exhibit 4


2005年3月期
第3四半期説明会

2005年2月10日

ヤマハ株式会社

3Q決算の概要

- 3Q売上高は、楽器、AVが計画割れとなり、全体では中間期発表時（11/2）の前回予想に対し約4%の減収
  また、対前年同期との比較では「STAGEA」効果もあり、楽器が増収となったものの、半導体の減収幅が大きく全体では約3%の減収
- 営業利益は、レクリエーションを除く全セグメントで前回予想に対し、増益となり全体でも増益となったものの、対前年同期では大幅な減益
- 4～12月の累計では、楽器、AVが対前年同期増収増益。
  他のセグメントは減収減益。特に半導体、リビング、レクリエーションの減益幅が大きい。
- 3Q末在庫は、楽器、AVを中心に前回予想（ +84億円）、前年同期（+60億円）を上回っている。
- 3Q末での実質有利子負債は、220億円

2005/3期 3Q業績概要

YAMAHA

➢3Q業績は前年同期実績に対し減収減益。
（当期利益は代行返上益計上により増益）
前回予想（11/2）に対しては減収増益。

（億円）

	04/3 (3Q) 実績	05/3 (3Q) 実績	前年同期比	前回予想 (04/11/02)	前回予想比
売上高	1,491	1,449	▲2.8%	1,509	▲4.0%
営業利益（営業利益率）	187	139	▲25.7%	122	+13.9%
経常利益（経常利益率）	215	164	▲23.7%	144	+13.9%
当期利益（当期利益率）	195	254	+30.3%	236	+7.6%
持分法損益	40	35		37	

為替レート		04/3 (3Q) 実績	05/3 (3Q) 実績	前回予想 (04/11/02)
売上高	US$	109	106	110
	EUR	129	137	127
利益	US$	110	107	110
	EUR	130	134	127

2005/3期 3Q事業別売上高



YAMAHA

（億円）

前年同期比較 （ ）内は前年同期比

	04/3 (3Q)	05/3 (3Q)		05/3 (3Q) 為替影響＝3 調整後	
合計	1,491	1,449	(▲2.8%)	1,446	(▲3.0%)
レク 他	114	99	(▲13.2)	99	
電子機器・金属	221	165	(▲25.3)	165	
リビング	120	120	(0)	120	
AV・IT	248	251	(+1.2)	250	(+0.8)
楽 器	787	814	(+3.4)	812	(+3.2)

前回予想比較 （ ）内は前回予想比

	05/3 (3Q) (前回予想)	05/3 (3Q) 為替影響＝12 調整後	
合計	1,509	1,437	(▲4.8%)
レク 他	97	99	(+2.1)
電子機器・金属	169	165	(▲2.4)
リビング	117	120	(+2.6)
AV・IT	266	247	(▲7.1)
楽 器	860	806	(▲6.3)

2005/3期　3Q事業別営業利益


YAMAHA

（億円）

	04/3 (3Q)	05/3 (3Q)	+/▲	為替影響	実質 +/▲	前回予想 (11/2発表)
楽器	55	74	+19	+2	+17	67
AV・IT	32	24	▲8	+1	▲9	21
リビング	6	3	▲3		▲3	2
電子機器・金属	96	46	▲50		▲50	38
レクリエーション	▲3	▲8	▲5		▲5	▲5
その他	1	1	0		0	▲1
計	187	139	▲48	+3	▲51	122

＊前回(11/2)予想との比較では、＋17億円。
内、3Qでの為替影響は＋9億円（楽器　＋5億円、AV･IT　＋4億円）
従って、実質ベースでは前回予想に対し、8億円の増益

2005/3期 業績予想

YAMAHA

➢4Q為替レートは、US$=110円、EUR=134円（従来127円）を前提

➢通期予想は前回予想に対し減収減益

（億円）

	1Q～3Q 実績	4Q 予想	05/3期（今回予想）	05/3期（前回予想）	04/3期 実績	前回予想 変化率	前年実績 変化率
売上高	4,135	1,275	5,410	5,465	5,395	▲1.0%	+0.3%
営業利益	381 (9.2%)	▲21	360 (6.7%)	380 (7.0%)	451 (8.4%)	▲5.3%	▲20.2%
経常利益	447 (10.8%)	▲37	410 (7.6%)	425 (7.8%)	510 (9.5%)	▲3.5%	▲19.6%
当期利益	193 (4.7%)	2	195 (3.6%)	195 (3.6%)	435 (8.1%)	0%	▲55.2%

為替レート		1Q～3Q 実績	4Q 予想	05/3期（今回予想）	05/3期（前回予想）	04/3期 実績
売上高	US$	108	110	109	110	113
	EUR	135	134	135	130	133
利益	US$	109	110	109	110	114
	EUR	133	134	134	129	129

2005/3期　通期事業別売上高予想



(億円)

前期比較 （（)内は前期比）

	04/3	05/3 (今回予想)		05/3 (今回予想) 【為替影響 = ▲27 調整後】	
合計	5,395	5,410	(+0.3%)	5,437	(+0.8%)
レク他	462	430	(▲6.9)	430	
電子機器・金属	769	700	(▲9.0)	700	
リビング	448	430	(▲4.0)	430	
AV・IT	783	820	(+4.7)	825	(+5.4)
楽器	2,934	3,030	(+3.3)	3,052	(+4.0)

前回予想比較 （（)内は前回予想比）

	05/3 (前回予想)	05/3 (今回予想) 【為替影響 = 25 調整後】	
合計	5,465	5,385	(▲1.5%)
レク他	425	430	(+1.2)
電子機器・金属	720	700	(▲2.8)
リビング	420	430	(+2.4)
AV・IT	835	813	(▲2.6)
楽器	3,065	3,012	(▲1.7)

通期 事業別営業利益予想


YAMAHA

（億円）

	04/3 実績	05/3 予想	+/▲	為替影響	実質 +/▲	前回 (11/2) 予想
楽器	105	140	+35	+3	+32	155
AV・IT	44	45	+1	+12	▲11	45
リビング	15	▲5	▲20		▲20	▲5
電子機器・金属	300	200	▲100		▲100	200
レクリエーション	▲11	▲20	▲9		▲9	▲15
その他	▲2	0	+2		+2	0
計	451	360	▲91	+15	▲106	380

＊前回（11/2）予想との比較では、▲20億円。
うち下期での為替影響は15億円（楽器 10億円、AV･IT 5億円）
従って、実質ベースでは前回予想に対し、▲35億円

楽器事業

YAMAHA

3Qの状況

・3Q業績は前年同期比増収増益
・実質売上は前年同期比3.2%の増収
（前回予想比では6.3%の減収）
・米国はディスクラビア「MarkⅣ」・ポータブルキーボードが牽引し前年同期比増収、欧州は前年並み
・国内はエレクトーンが大幅に増収となった。
ピアノは漸減継続し、全体では前年同期微増にとどまる。
・新商品ディスクラビア、CVP、デジタルミキサーは好調
・3Q末在庫は前年同期及び前回予想に対し増加

4Qの予想と重点施策

・4Q売上高は、北米を中心にディスクラビア「MarkⅣ」とNewCVPの拡売により、対前回予想、前年同期とも増収の計画
・営業利益は、国内需要喚起のためTVCM等広告費増と減産影響により、対前回予想減益
・国内は春の生徒募集（目標：前年比103%）と、エレクトーン2年目以降対策に注力
・ピアノ、ポータブルキーボードを中心に、減産による在庫の圧縮



(億円)
その他
ヤマハ楽器
売上高
営業利益
787
239
548
55
04/3 (3Q)
814
226
588
74
05/3 (3Q)
860
237
623
67
05/3 (前回予想)
659
224
435
▲47
04/3 (4Q)
704
224
480
▲33
05/3 (今回予想)
693
221
472
▲11
05/3 (前回予想)

AV・IT事業

YAMAHA

3Qの状況

- 3Q業績は前年同期比増収減益
- 3Q実質売上は前年同期微増(前回予想に対しては実質7.1%の減収)
- AVは北米引き続き好調。国内、欧州はやや低調。ルーターはほぼ計画どおり
- 営業利益は、競争激化に伴なう価格ダウンにより前年同期に対し減益
- 3Q末在庫は、前年同期及び前回予想に対し増加

4Qの予想と重点施策

- 4Q売上高は、対前回予想どおりの計画
- 新規商品YSP-1(ヤマハサウンドプロジェクター)の軌道乗せが最重点テーマ
- 新商品のスムーズな市場導入

  中高級AVレシーバー、低価格システム商品、ルーター 等(新商品26モデル)
- 中国、韓国、アジア市場での販売網整備
- 在庫削減の徹底



(億円)
ルーター
A V
248
17
231
32
251
17
234
24
266
16
250
21
売 上 高
営 業 利 益
04/3
(3Q)
05/3
(3Q)
05/3
(前回予想)
195
19
176
▲2
201
24
177
▲3
201
27
174
0
04/3
(4Q)
05/3
(今回予想)
05/3
(前回予想)

リビング事業

YAMAHA

3Qの状況

- 3Qは対前回予想増収増益
- 10月発売のキッチン新商品効果と浴室価格政策が功奏
- キッチンはマーブルシンクが好評でシェア回復
- 販路別では卸ルートが回復基調

4Qの予想と重点施策

- 4Q売上高は前年同期、前回予想を上回る98億円の計画
- 浴室はミスト、キッチンはマーブルシンクへ集中特化し拡売を目指す
- リビング事業構造改革の詳細詰め
  →4月以後実施



施工費他
キッチン
浴　室
売上高
営業利益
（億円）
120
19
49
52
6
04/3
（3Q）
120
19
49
52
3
05/3
（3Q）
117
18
48
51
2
05/3
（前回予想）
（億円）
96
14
37
45
▲2
04/3
（4Q）
98
13
39
46
▲7
05/3
（今回予想）
91
13
38
40
▲6
05/3
（前回予想）

リビング事業構造改革骨子

YAMAHA

- 事業の「選択」と「集中」
  - ・BUを「浴室」、「システムキッチン」に集中
  - ・不採算の建材・ドア事業からの段階的撤退
    （2年を目処に07/3までに終了）
  - ・事業撤退による空きスペースを利用した化成品部材生産内作化による付加価値取り込み
- 生産、販売、技術、施工一体となったローコストビジネスモデルの確立
  - ・ローコストベースモデル開発
    製造コストダウン仕様モデル、簡易施工商品モデル、関連機器の標準仕様絞込み
  - ・物流～施工一貫体制によるコストダウン
    一部商品は完成品出荷から部材出荷へ切り換え　自社施工体制の確立
- 卸営業改革
  - ・ルート中心からショールームを活用した営業への転換
  - ・ショールーム再配置、リニューアル、新設、機能強化
- 事業構造に最適な要員構造への転換（人員再配置、職種転換）

詳細詰まり次第、上記施策を展開する。

電子機器・金属事業

YAMAHA

3Qの状況

- 3Q営業利益は、半導体の大幅減収に伴ない、対前年同期半減。
- 半導体は、主力の携帯電話用音源LSIの在庫調整影響と販売単価下落影響で、対前年同期減収減益
- 電子金属は、デジタル家電の減速、調整局面継続

4Qの予想と重点施策

- 4Q業績は市場状況を見据え、売上、利益とも前回予想を下方修正
- 主力の携帯電話用音源LSIは、在庫調整と単価下落継続。音源の機能強化と着うた対応も含めた顧客ニーズに対応したラインアップ拡充を図る
- 電子金属は、4Q後半からの市況回復に向け、コスト競争力強化とオーリン社との協業による新商品の立上げに注力



(億円)
電子金属
半導体
221
29
192
96
165
29
136
46
169
31
138
38
04/3 (3Q)
05/3 (3Q)
05/3 (前回予想)
売上高
営業利益
(億円)
184
34
150
62
151
29
122
22
167
29
138
30
04/3 (4Q)
05/3 (今回予想)
05/3 (前回予想)

レクリエーション事業

YAMAHA

3Qの状況

- 3Qは対前年同期、前回予想とも減収減益
- 各施設とも集客苦戦。加えて台風、降雪遅れ等の天候不順要因や施設の一部改修によるクローズもあり、対前年同期大幅な減収。赤字幅も拡大

4Qの予想と重点施策

- 4Qでは前回予想に対し若干の減収を見込むものの損益イーブンが目標
- 集客数確保施策の展開と一層の営業効率向上により、収益改善を目指す
  - ・オンシーズンの「キロロ」の集客確保
  - ・「はいむるぶし」増室オープン（2月）による増収
  - ・中部国際空港開港に合せた販促企画展開



（億円）
47
40
44
▲3
▲8
▲5
04/3
(3Q)
05/3
(3Q)
05/3
（前回予想）
売上高
営業利益
（億円）
51
56
57
▲3
0
2
04/3
(4Q)
05/3
（今回予想）
05/3
（前回予想）

その他事業

YAMAHA

3Qの状況

- セグメント全体では営業黒字を確保
- FA好調継続。携帯電話用Mg部品は、前回予想並み。歩留改善も進む。
- 自動車用内装部品は対前回予想増収。ゴルフは対前年同期、前回予想とも増収

4Qの予想と重点施策

- 4Q売上高は、前年同期、前回予想を上回る66億円の計画
- 携帯電話用Mg部品はロスコスト低減継続による歩留まり向上と顧客のMg離れが進む中で新規顧客開拓が課題



(億円)
YFT他
ゴルフ
自動車用部品
売上高
営業利益
67
32
4
31
58
28
5
25
53
26
4
23
▲1
04/3 (3Q)
05/3 (3Q)
05/3 (前回予想)
(億円)
61
29
6
26
▲8
66
28
9
29
0
61
25
10
26
2
04/3 (4Q)
05/3 (今回予想)
05/3 (前回予想)

2005/3期 3Q営業外損益、特別損益

YAMAHA

（億円）

	04/3(3Q)実績	05/3(3Q)実績	05/3 前回予想
営業外損益			
持分法利益	40	34	37
金融収支	▲3	▲2	▲4
その他	▲9	▲7	▲11
計	+28	+25	+22
特別損益			
固定資産処分損益	▲1	▲1	▲1
その他	▲1	197（年金代行返上益 198）	199（年金代行返上益 197）
計	▲2	+196	+198
法人税他			
法人税等	16	106	106
少数株主持分	2	0	0
計	18	106	106

2005/3期 通期営業外損益、特別損益

YAMAHA

（億円）

	04/3実績	05/3今回予想	05/3前回予想
営業外損益			
持分法利益	104	91	93
金融収支	▲10	▲4	▲5
その他	▲35	▲37	▲43
計	＋59	＋50	＋45
特別損益			
固定資産処分損益	▲23	▲8	▲8
その他	▲12	▲72	▲77
計	▲35	▲80	▲85
法人税他			
法人税等	35	131	141
少数株主持分	5	4	4
計	40	135	145

05/3今回予想 特別損益「その他」▲72の内訳：
- 代行返上益 198
- 投資有価証券売却益 67
- 減損損失 ▲325

05/3前回予想 特別損益「その他」▲77の内訳：
- 代行返上益 197
- 資産処分益等52
- 減損損失 ▲325

棚卸資産

➤3Q末在庫は前回予想及び前年同期に対し増加
期末にかけて、減産を含め、前年並み水準まで在庫の圧縮を図る


3Q 末
期 末
(億円)
仕掛品
/材料
他 製品
AV･IT
楽 器
768
256
19
84
409
828
276
11
107
434
744
252
32
77
383
721
250
14
82
375
737
251
21
83
382
695
247
18
67
363
04/3
(3Q)
05/3
(3Q)
05/3
(前回予想)
04/3
05/3
(今回予想)
05/3
(前回予想)

実質有利子負債


YAMAHA

フリーキャッシュフロー

(億円)

	04/3 上期	04/3 下期	05/3 上期	05/3 3Q	05/3 4Q (今回予想)
フリーキャッシュフロー	18	150	▲24	26	242

	03/9末	04/3末	04/9末	04/12末	05/3末 (今回予想)
転換社債	243				
長短借入金 − 現預金	224	168	232	220	
合計	467	168	232	220	0

＊上記の他に

	03/9末	04/3末	04/9末	04/12末	05/3末 (今回予想)
リゾート預託金残高	361	308	295	292	287

設備投資・減価償却費／研究開発費


YAMAHA
設備投資・減価償却費
(億円)
設備投資
減価償却費
その他
電子機器・金属
楽器／AV
169
(176)
30
33
106
50
28
98
212
(175)
49
44
119
50
34
91
240
(198)
53
54
133
58
43
97
241
(198)
46
53
142
57
44
97
03/3
04/3
05/3（今回予想）
05/3（前回予想）
研究開発費用
その他
電子機器・金属
楽器／AV
224
22
32
170
225
22
34
169
230
22
44
164
227
21
41
165
03/3
04/3
05/3（今回予想）
05/3（前回予想）

予想貸借対照表


YAMAHA

（億円）

	3Q末			期末		
	03/12末	04/12末	増減	04/3末	05/3末	増減
現預金	460	428	▲32	321	444	123
売上債権	1,001	893	▲108	787	730	▲57
棚卸資産	768	828	60	721	737	16
他流動資産	191	254	63	188	263	75
固定資産	3,015	2,803	▲212	3,070	2,852	▲218
資産計	5,435	5,206	▲229	5,087	5,026	▲61
仕入債務	400	407	7	399	389	▲10
借入金	626	648	22	489	432	▲57
転換社債	243	0	▲243	0	0	0
他負債	1,568	1,379	▲189	1,602	1,392	▲210
資本計	2,598	2,772	174	2,597	2,813	216
負債・資本計	5,435	5,206	▲229	5,087	5,026	▲61

＊他負債に少数株主持分を含む



付属資料

日本市場のヤマハ楽器販売状況


YAMAHA

ピアノ市場は依然減少傾向が続き、エレクトーン「STAGEA」が引き続き販売好調を維持（発売以来約23, 000台の出荷、うち12月末までの当期出荷は約20,000台）最新の音源を使用、可搬性などがヒットの要因。

（億円）

（　）内は前年同期比

1500
1000
500
0

	02/3	03/3	04/3	05/3
1〜3Q 実績	1,076	1,072 (100%)	1,040 (97%)	1,076 (103%)

04/3: Q1 385, Q2 320, Q3 335

05/3: Q1, Q2, Q3

	02/3	03/3	04/3	05/3（予想）
通期ベース	1,428	1,394 (98%)	1,344 (96%)	1,401 (104%)
ヤマハ楽器	592	559 (94%)	517 (92%)	

音楽教室他

ヤマハ楽器

1〜3Q 実績

通期ベース

アメリカ市場のヤマハ楽器販売状況



「Mark Ⅳ」を中心にディスクラビアがクリスマスシーズンに出荷好調、電子ピアノはやや低調だが、ポータブルキーボードが量販店中心に順調に推移。

卸金額（百万US＄）

1～3Q 実績

	02/3	03/3	04/3	05/3
Q1	93	103	96	[illegible]
Q2	126	138	145	[illegible]
Q3	138	128	142	[illegible]
計	357	369 (103%)	383 (104%)	399 (104%)

通期ベース

02/3	03/3	04/3	05/3（予想）
470	501 (107%)	532 (106%)	553 (104%)

ドイツ市場のヤマハ楽器売上推移


YAMAHA



一般の小売、特に電子ピアノ市場全般が好調に推移した模様。ポータブルキーボードは低価格モデルが厳しく、管楽器は特別オファーにより売上が維持されている状態。

卸金額
（百万EURO）

	02/3	03/3	04/3	05/3
Q1	45	45	43	43
Q2	47	51	51	44
Q3	61	59	56	56
計	153	155 (101%)	150 (97%)	143 (95%)

1～3Q 実績

	02/3	03/3	04/3	05/3（予想）
通期	190	194 (102%)	188 (97%)	182 (97%)

通期 ベース

イギリス市場のヤマハ楽器売上推移



クリスマスセールの小売状況は盛り上がらなかったものの、グランドピアノ、電子ピアノ、ポータブルキーボードの販売は好調に推移。管楽器が厳しく特別条件オファー予定。



卸金額
（百万£）
80
60
40
20
0
48
Q3 21
Q2 16
Q1 11
50
(104%)
Q3 21
Q2 18
Q1 11
51
(102%)
Q3 23
Q2 17
Q1 11
52
(101%)
Q3 22
Q2 18
Q1 12
62
63
(102%)
65
(103%)
65
(100%)
02/3
03/3
04/3
05/3
02/3
03/3
04/3
05/3
（予想）
1～3Q 実 績
通 期 ベース

ホームシアター市場規模
（ホームシアターシステム＋アンプ・レシーバー）

YAMAHA

<ホームシアターシステム>

伸び率は鈍化しているものの、05年も前年比10%強の成長を見込む

北米：HTiBタイプ、DVD内蔵型とも引続き伸長。全体では約10%程度の成長を予測

欧州：DVD内蔵型中心で、引続き20%前後の高い成長が見込まれる。

日本：ホームシアター市場は低迷。05年はHTiB中心に成長を見込む

その他：アジア、中国市場での成長



439
570
835
1,022
1,155
他
日本
欧州
北米
01
02
03
04
05
（予想）

<AVアンプ・レシーバー>

市場は漸減傾向継続

北米は年率10%程度の減少継続。
欧州、日本も5%前後の減少。アジア、中国市場では成長の見通し。



数量
（万台）
343
351
325
305
297
他
日本
欧州
北米
01
02
03
04
05
（予想）
暦年ベース

AV マーケットシェア


YAMAHA

〈日本〉

ホームシアターシステム
金額シェア(GfKJ)
20%
10%
0%
14%
11%
10%
14%
01
02
03
04

AVアンプ：金額シェア(GfKJ)
40%
30%
20%
10%
0%
31%
33%
39%
33%
01
02
03
04

〈アメリカ〉

ホームシアターシステム
金額シェア(INTELECT)
10%
5%
0%
7%
5%
6%
8%
01
02
03
04

AVレシーバー：金額シェア(INTELECT)
40%
30%
20%
10%
0%
25%
24%
27%
34%
01
02
03
04

暦年ベース

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。
従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。

Exhibit 4

Analyst and Investor Briefing on the Third Quarter of the Fiscal Year Ending March 31, 2005



February 10, 2005

YAMAHA CORPORATION

Overview of Performance in the Third Quater


YAMAHA

- In 3Q, sales of musical instruments and AV/IT products fell below the target levels, and overall sales were down about 4% from the November 2, 2004, projections announced along with the release of the interim results. Boosted by "STAGEA Electone™ effects, 3Q musical instrument sales were higher year on year, but a sizeable decline in semiconductors caused an overall decline of about 3%.
- Except for recreation, all segments increased operating income to above previous projections. Overall income were up from the previous projections, but income declined substantially year on year.
- In the first three quarters (Apr. 1 to Dec. 31), sales and income of musical instruments and AV/IT products rose year on year. However, other segments showed lower sales and income. Especially large were those of semiconductors, lifestyle-related products, and recreation.
- Inventories at the end of the period were ¥8.4 billion over the projection and rose ¥6.0 billion year on year because of higher stocks in the musical instruments and AV/IT business.
- Actual interest-bearing debt amounted to ¥22 billion at the end of the period.

Performance in the Third Quarter of FY2005


YAMAHA

- Net sales and income were below the same period of the previous fiscal year.
- Net income increased due to gain on a reimbursement for the payment of the prior-year obligations associated with the substitutional portion of the employee welfare pension fund.
- A decrease in sales and an increase in income compared with November 2 projections were recorded.

(Billions of Yen)

	FY2004 (3Q)	FY2005 (3Q)	Change from FY2004(3Q)	FY2005 (3Q) Previous Projections	Change from Previous Projections
Net Sales	149.1	144.9	(2.8)%	150.9	(4.0)%
Operating Income	18.7	13.9	(25.7)%	12.2	+13.9 %
Recurring Profit	21.5	16.4	(23.7)%	14.4	+13.9 %
Net Income	19.5	16.4	+30.3%	23.6	+7.6 %
Equity Method Income	4.0	3.5		3.7	

Currency Exchange Rate (Yen)

		FY2004 (3Q)	FY2005 (3Q)	Previous Projections
Net Sales	US$	109	106	110
	EUR	129	137	127
Operating Income	US$	110	107	110
	EUR	130	134	127

Net Sales by Business Segment in the Third Quarter of FY2005



YAMAHA

(Billions of Yen)

Segment	FY2004 (3Q)	FY2005 (3Q)	Change	FY2005 (3Q) After translation adjustment = ¥0.3 bn.	Change	FY2005 (3Q) (Nov. 2 projections)	FY2005 (3Q) After translation adjustment = ¥1.2 bn.	Change
Total	149.1	144.9	-2.8%	144.6	-3.0%	150.9	143.7	-4.8%
Recreation & Others	11.4	9.9	-13.2	9.9		9.7	9.9	+2.1
Electronic Equipment and Metal Products	22.1	16.5	-25.3	16.5		16.9	16.5	-2.4
Lifestyle-Related Products	12.0	12.0	0	12.0		11.7	12.0	+2.6
AV/IT	24.8	25.1	+1.2	25.0	+0.8	26.6	24.7	-7.1
Musical Instruments	78.7	81.4	+3.4	81.2	+3.2	86.0	80.6	-6.3

Figures in parentheses represent changes from same period of the previous year

Figures in parentheses represent changes from the Nov. 2 projections

Compared with Same Period of the Previous Year

Compared with the Nov. 2 Projections

Operating Income/Loss by Business Segment in the Third Quarter of FY2005


YAMAHA

(Billions of Yen)

	FY2004 (3Q)	FY2005 (3Q)	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)	Nov. 2 Projections
Musical Instruments	5.5	7.4	+1.9	+0.2	+ 1.7	6.7
AV/IT	3.2	2.4	(0.8)	+0.1	(0.9)	2.1
Lifestyle-Related Products	0.6	0.3	(0.3)		(0.3)	0.2
Electronic Equipment and Metal Products	9.6	4.6	(5.0)		(5.0)	3.8
Recreation	(0.3)	(0.8)	(0.5)		(0.5)	(0.5)
Others	0.1	0.1	0.0		0.0	(0.1)
TOTAL	18.7	13.9	(4.8)	+0.3	(5.1)	12.2

Represents an increase of ¥1.7 billion compared with Nov. 2 projections. In 3Q, changes in foreign currency rates made a positive contribution of ¥0.9 billion (¥0.5 billion for musical instruments and ¥0.4 billion for AV/IT.) Therefore on an actual basis, this represents an increase in operating income of ¥0.8 billion compared with the previous projections.

Forecast for Business Performance in FY 2005 (Full Year)


YAMAHA

- Exchange rates for 4Q are set at ¥110/USD and ¥134/euro (previously ¥127).
- Full-year projections are for lower sales and income than previous projections.

(Billions of Yen)

	1Q to 3Q Actual	4Q Projections	FY2005 New Projections	FY2005 Previous Projections	FY2004 Actual	Change from Previous Projections	Change from FY2004
Net Sales	413.5	127.5	541.0	546.5	539.5	(1.0)%	+0.3%
Operating Income	38.1 (9.2%)	(2.1)	36.0 (6.7%)	38.0 (7.0%)	45.1 (8.4%)	(5.3)%	(20.2)%
Recurring Profit	44.7 (10.8%)	(3.7)	41.0 (7.6%)	42.5 (7.8%)	51.0 (9.5%)	(3.5)%	(19.6)%
Net Income	19.3 (4.7%)	0.2	19.5 (3.6%)	19.5 (3.6%)	43.5 (8.1%)	0%	(55.2)%

Currency Exchange Rate (Yen)

		1Q to 3Q Actual	4Q Projections	FY2005 New Projections	FY2005 Previous Projections	FY2004 Actual
Net Sales	US$	108	110	109	110	113
	EUR	135	134	135	130	133
Operating Income	US$	109	110	109	110	114
	EUR	133	134	134	129	129

Forecast for Net Sales by Business Segment in FY2005 (Full Year)


YAMAHA

(Billions of Yen)

	FY2004 (3Q)	FY2005 (New projection)		FY2005 After translation adjustment = ¥(2.7) bn.		FY2005 (Nov. 2 projections)	FY2005 (New Projections) After translation adjustment = ¥2.5 bn.	
Total	539.5	541.0	+0.3%	543.7	+0.8%	546.5	538.5	-1.5%
Recreation & Others	46.2	43.0	-6.9	43.0		42.5	43.0	+1.2
Electronic Equipment and Metal Products	76.9	70.0	-9.0	70.0		72.0	70.0	-2.8
Lifestyle-Related Products	44.8	43.0	-4.0	43.0		42.0	43.0	+2.4
AV/IT	78.3	82.0	+4.7	82.5	+5.4	83.5	81.3	-2.6
Musical Instruments	293.4	303.0	+3.3	305.2	+4.0	306.5	301.2	-1.7

Figures in parentheses represent changes from the previous year

Figures in parentheses represent changes from the Nov. 2 projections

Compared with the Previous Fiscal Year

Compared with the Nov. 2 Projections

Forecast for Operating Income/Loss by Business Segment in Fiscal 2005 (Full Year)


YAMAHA

(Billions of Yen)

	FY2004	FY2005 (New projections)	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)	Nov. 2 Projections
Musical Instruments	10.5	14.0	+3.5	+0.3	+3.2	15.5
AV/IT	4.4	4.5	+0.1	+1.2	(1.1)	4.5
Lifestyle-Related Products	1.5	(0.5)	(2.0)		(2.0)	(0.5)
Electronic Equipment and Metal Products	30.0	20.0	(10.0)		(10.0)	20.0
Recreation	(1.1)	(2.0)	(0.9)		(0.9)	(1.5)
Others	(0.2)	0.0	+0.2		+0.2	0.0
TOTAL	45.1	36.0	(9.1)	+1.5	(10.6)	38.0

Represents a decline of ¥2.0 billion compared with the previous projections issued on Nov 2, 2004. Changes in foreign currency rates made a positive contribution of ¥1.5 billion (¥1.0 billion for musical instruments and ¥0.5 billion for AV/IT.) Therefore on an actual basis, this represents a decline in operating income of ¥3.5 billion compared to projections.

Musical Instruments


YAMAHA

3Q Overview

- In 3Q, higher sales and income from the same period of previous year
- Actual sales increased 3.2% compared with the same period of previous year. (Down by 6.3% from previous projections)
- U.S. sales were up year on year, driven by Disklavier Mark IV
- and portable keyboards. European sales were flat.
- Domestically, Electone™ sales jumped, but pianos continued to decline. Overall sales increased slightly compared with the same period of previous year.
- Sales of new products (Disklavier, CVP and digital mixers) were strong.
- Inventories at the end of 3Q exceeded the level for the same period of the previous year and the previous projections.

Propriety Policies for 4Q

- 4Q sales expected higher than the previous projections and year on year, due to sales expansion of Disklavier Mark IV and new CVP mainly in the U.S. market.
- Operating income will be down from the previous projection due to higher TVCM advertising expenses to stimulate domestic demand and to production cutbacks.
- Domestically, emphasize on conducting the spring student recruiting campaign (target: 103% year on year) and maintaining Electone™ effect in the coming years
- Reduce inventories by cutting production, centering on pianos and portable keyboards


(Billions of Yen)
78.7
81.4
86.0
Music Schools, etc.
23.9
22.6
23.7
YAMAHA Musical Instruments
54.8
58.8
62.3
5.5
7.4
6.7
FY2004 (3Q)
FY2005 (3Q)
FY2005 (Nov. 2 projections)
Net Sales
Operating Income
(Billions of Yen)
65.9
70.4
69.3
22.4
22.4
22.1
43.5
48.0
47.2
(4.7)
(3.3)
(1.1)
FY2004 (4Q)
FY2005 (4Q; New projections)
FY2005 (Nov. 2 projections)

AV/IT


YAMAHA

3Q Overview

- In 3Q, increase in sales but a decline in income compared with the same period of the previous year.
- Actual sales of the AV/IT business were up slightly year on year. (Down 7.1% from previous projections)
- North American sales continues strong in AV. Sales in Japan and Europe were slightly weak. Sales of routers were nearly in line with the target.
- Operating income down year on year, due to price declines amid the stiffening competition.
- Inventories at the end of the period exceeded those of the previous fiscal year and were above previous projections.

Propriety Policies for 4Q

- 4Q net sales will be in line with previous projections.
- Most important theme is getting new product YSP-1 (Yamaha Sound Projector) on the right track
- Smooth market rollout of new products:
  - ✓ Mid/high grade AV receivers, low-priced home theater system products, routers and others (26 new product models)
- Strengthen sales network in China, Korea, and other Asia markets
- Strict inventory reduction


(Billions of Yen)
Routers
AV
24.8
1.7
23.1
3.2
FY2004 (3Q)
25.1
1.7
23.4
2.4
FY2005 (3Q)
26.6
1.6
25.0
2.1
FY2005 (Nov.2 projections)
Net Sales
Operating Income
(Billions of Yen)
19.5
1.9
17.6
(0.2)
FY2004 (4Q)
20.1
2.4
17.7
(0.3)
FY2005 (4Q; New projections)
20.1
2.7
17.4
0
FY2005 (Nov. 2 projections)

Lifestyle-Related Products


YAMAHA

3Q Overview

- In 3Q, sales and income were up from previous projections.
- Sales increased due to the success of new kitchen products launched in October and revised price policy for bathroom products.
- Kitchen products marked a recovery in market share through higher sales of sinks made by marble.
- Recovery in wholesale marketing routes

Propriety Policies for 4Q

- 4Q sales target ¥9.8 billion, above the same period of the previous year and previous projections.
- Plan sales expansion based on concentration and specialization in bathrooms with mist functions and sinks made by marble
- Narrow down details of Lifestyle-related products structural reform and implement reforms in and after April

(Billions of Yen)

	FY2004 (3Q)	FY2005 (3Q)	FY2005 (Nov.2 projections)
Net Sales	12.0	12.0	11.7
Others	1.9	1.9	1.8
System Kitchens	4.9	4.9	4.8
Bathrooms	5.2	5.2	5.1
Operating Income	0.6	0.3	0.2

(Billions of Yen)

	FY2004 (4Q)	FY2005 (4Q; New projections)	FY2005 (Nov. 2 projections)
Net Sales	9.6	9.8	9.1
Others	1.4	1.3	1.3
System Kitchens	3.7	3.9	3.8
Bathrooms	4.5	4.6	4.0
Operating Income	(0.2)	(0.7)	(0.6)

Essentials of Lifestyle-related Products Segment Structural Reform

YAMAHA

- **Business selection and concentration**
  - Concentrate on bathrooms and system kitchens
  - Staged withdrawal from unprofitable construction materials/doors business (in two years, for completion by the end of March 2007)
  - Use the space created by business withdrawal for added value measures of internal production of synthetic component materials

- **Establish a low-cost business model by unifying production, sales, technology and constructions**

  Develop a low cost base model

  Manufacturing cost-down specification model, a model for easily constructed specifications, and standardizing specifications for related equipment

  Cost reductions through a seamless structure from distribution to construction

  Switch from shipments of some completed products to shipments of components and materials, establish a proprietary construction systems

- **Wholesale sales improvement**
  - Marketing shift from push to pull and utilizing showrooms
  - Showroom repositioning, renovation, new construction, function reinforcement

- **Convert to a structure of optimum necessary personnel for the business structure (personnel reallocation, change of job classification)**

Put the plan into reality as soon as details are decided ..

Electronic Equipment and Metal Products


YAMAHA

3Q Overview

- Operating income for 3Q halved year on year, due to large falloff in semiconductor sales.
- Semiconductor sales and profit decreased year on year due to inventory cutbacks in LSI sound chips for mobile phones and lower unit selling prices.
- Electronic metal products continue to undergo adjustment due to the deceleration in digital home appliances.

Propriety Policies for 4Q

- Previous projections for sales and income have been adjusted downward in view of expected market conditions.
- Will continue inventory cutbacks of LSI sound chips for mobile phones and decline of unit price. To respond to customer needs, plan to expand the lineup of LSI sound chips to cope with source diversified function and Chaku-uta™(reproduction of brief portions of CDs using compressed music data).
- Expect the recovery of electronic metals market in the latter half of 4Q. Strengthen cost competitiveness and sales promotion of new products in cooperation with Olin Metal Corporation.

(Billions of Yen)

	FY2004 (3Q)	FY2005 (3Q)	FY2005 (Nov.2 projections)
Net Sales	22.1	16.5	16.9
Electronic Metals	2.9	2.9	3.1
Semiconductors	19.2	13.6	13.8
Operating Income	9.6	4.6	3.8

(Billions of Yen)

	FY2004 (4Q)	FY2005 (4Q; New projections)	FY2005 (Nov. 2 projections)
Net Sales	18.4	15.1	16.7
Electronic Metals	3.4	2.9	2.9
Semiconductors	15.0	12.2	13.8
Operating Income	6.2	2.2	3.0

Recreation



3Q Overview

- In 3Q, sales and income were below the previous year and under previous projections.
- Number of customers decreased. Due to some facilities closure for repairs, typhoons, low snowfall, and other unsuitable weather, sales were far down year on year. Losses in the period increased.

Propriety Policies for 4Q

- 4Q sales will be slightly down from previous projections but profit/loss targets at breakeven.
- Will continue efforts to improve income through measures to attract more customers and substantially increase operating efficiency.
  - Reach the target for drawing customers to Kiroro during the ski season
  - Boost sales by increases of guest rooms in "Haimurubushi (February)
  - Develop marketing plans for opening of the Chubu International Airport



(Billions of Yen)
4.7
(0.3)
4.0
(0.8)
4.4
(0.5)
FY2004 (3Q)
FY2005 (3Q)
FY2005 (Nov.2 projections)
Net Sales
Operating Income
(Billions of Yen)
5.1
(0.3)
5.6
0
5.7
0.2
FY2004 (4Q)
FY2005 (4Q; New projections)
FY2005 (Nov. 2 projections)

Others


YAMAHA

3Q Overview

- In 3Q, this segment as a whole maintained profitability.
- FA business activities reported a strong performance. Sales of magnesium components for mobile phones were in line with previous projections. Productivity was improved.
- Automobile interior wood components increased over previous projections. Sales of golf products were up, compared with the same period of previous year and previous projections.

Propriety Policies for 4Q

- 4Q sales target of ¥6.6 billion, up year on year and above previous projections
- Issue is cultivation of new customers for Mg components for mobile phones along with improvements in productivity.

(Billions of Yen)

	FY2004 (3Q)	FY2005 (3Q)	FY2005 (Nov.2 projections)
Other Businesses of YFT	3.2	2.8	2.6
Golf clubs	0.4	0.5	0.4
Automobile Interior Wood Components	3.1	2.5	2.3
Net Sales	6.7	5.8	5.3
Operating Income	0.1	0.1	(0.1)

(Billions of Yen)

	FY2004 (4Q)	FY2005 (4Q; New projections)	FY2005 (Nov. 2 projections)
Other Businesses of YFT	2.9	2.8	2.5
Golf clubs	0.6	0.9	1.0
Automobile Interior Wood Components	2.6	2.9	2.6
Net Sales	6.1	6.6	6.1
Operating Income	(0.8)	0	0.2

Non-Operating Income /Extraordinary Income (Loss) for the Third Quarter



(Billions of Yen)

	FY2004 (Q3)	FY2005(Q3)	FY2005 (Q3) (Nov. 2 projections)
Non-Operating Income			
Equity method income	4.0	3.4	3.7
Net financial income (loss)	(0.3)	(0.2)	(0.4)
Other	(0.9)	(0.7)	(1.1)
Total	+ 2.8	+ 2.5	+ 2.2
Extraordinary Income(Loss)			
Income from (loss on) disposal of fixed assets	(0.1)	(0.1)	(0.1)
Other	(0.1)	19.7	19.9
Total	(0.2)	+19.6	+19.8
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	1.6	10.6	10.6
Minority interests in consolidated subsidiaries	0.2	0.0	0.0
Total	1.8	10.6	10.6

FY2005(Q3), Other: Welfare Pension Fund-related Gains: 19.8

FY2005 (Q3) (Nov. 2 projections), Other: Welfare Pension Fund-related Gains: 19.7

Non-Operating Income /Extraordinary Income (Loss) for Fiscal 2005 (Full Year)


YAMAHA

(Billions of Yen)

	FY2004	FY2005 (New projections)	FY2005 (Nov. 2 projections)
Non-Operating Income			
Equity method income	10.4	9.1	9.3
Net financial income (loss)	(1.0)	(0.4)	(0.5)
Other	(3.5)	(3.7)	(4.3)
Total	+ 5.9	+ 5.0	+ 4.5
Extraordinary Income(Loss)			
Income from (loss on) disposal of fixed assets	(2.3)	(0.8)	(0.8)
Other	(1.2)	(7.2)	(7.7)
Total	(3.5)	(8.0)	(8.5)
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	3.5	13.1	14.1
Minority interests in consolidated subsidiaries	0.5	0.4	0.4
Total	4.0	13.5	14.5

FY2005 (New projections), Other:
- Welfare Pension Fund-related Gains: 19.8
- Profit on Sales of Investment Securities: 6.7
- Asset Impairment Loss: (32.5)

FY2005 (Nov. 2 projections), Other:
- Welfare Pension Fund-related Gains: 19.7
- Gain on Sales of Assets: 5.2
- Asset Impairment Loss: (32.5)

Inventories


YAMAHA

- Inventories at the end of 3Q were up year on year and above previous projections.
- Including production cuts, compress inventories to previous-year levels by year end

(Billions of Yen)

	At the end of 3Q			At the end of the year		
	FY2004 (3Q)	FY2005 (3Q)	FY2005 (Nov.2 projections)	FY2004	FY2005 (New projections)	FY2005 (Nov.2 projections)
Goods in Process/ Materials	25.6	27.6	25.2	25.0	25.1	24.7
Other Products	1.9	1.1	3.2	1.4	2.1	1.8
AV/IT Products	8.4	10.7	7.7	8.2	8.3	6.7
Musical Instruments	40.9	43.4	38.3	37.5	38.2	36.3
Total	76.8	82.8	74.4	72.1	73.7	69.5

Interest-Bearing Liabilities (Actual Balance)


YAMAHA

Free Cash Flows

(Billions of Yen)

FY2004 1H	FY2004 2H	FY2005 1H	FY2005 3Q	FY2005 4Q (New projections)
1.8	15.0	(2.4)	2.6	24.2

Interest-Bearing Liabilities

	Sept./03	Mar./04	Sept./04	Dec./04	Mar./05 (New projection)
Convertible bonds	243				
Long- and short-term borrowings, less cash and deposits	224	168	232	220	
Total	46.7	16.8	23.2	22.0	0
Balance of resort security deposits (Not included in above)	36.1	30.8	29.5	29.2	28.7

Capital Expenditure/Depreciation/ R&D Expenses



Capital Expenditure/Depreciation

(Billions of Yen)

	FY2003 Capital Expenditure	FY2003 Depreciation	FY2004 Capital Expenditure	FY2004 Depreciation	FY2005 (New projection) Capital Expenditure	FY2005 (New projection) Depreciation	FY2005 (Previous projection) Capital Expenditure	FY2005 (Previous projection) Depreciation
Others	3.0	5.0	4.9	5.0	5.3	5.8	4.6	5.7
Electronic Equipment and Metal Products	3.3	2.8	4.4	3.4	5.4	4.3	5.3	4.4
Musical Instruments/ AV/IT Products	10.6	9.8	11.9	9.1	13.3	9.7	14.2	9.7
Total	16.9	17.6	21.2	17.5	24.0	19.8	24.1	19.8

R&D Expenditures

(Billions of Yen)

	FY2003	FY2004	FY2005 (New projection)	FY2005 (Previous projection)
Others	2.2	2.2	2.2	2.1
Electronic Equipment and Metal Products	3.2	3.4	4.4	4.1
Musical Instruments/ AV/IT Products	17.0	16.9	16.4	16.5
Total	22.4	22.5	23.0	22.7

Balance Sheet Summary


YAMAHA

(Billions of Yen)

	At the end of 3Q			At the end of fiscal year		
	Dec. 03	Dec. 04	Change	Mar. 04	Mar. 05	Change
Cash and Bank Deposits	46.0	42.8	(3.2)	32.1	44.4	12.3
Accounts and Notes Receivable	100.1	89.3	(10.8)	78.7	73.0	(5.7)
Inventories	76.8	82.8	6.0	72.1	73.7	1.6
Other Current Assets	19.1	25.4	6.3	18.8	26.3	7.5
Fixed Assets	301.5	280.3	(21.2)	307.0	285.2	(21.8)
Total Assets	543.5	5206	(22.9)	508.7	502.6	(6.1)
Accounts and Notes Payable	40.0	40.7	0.7	39.9	38.9	(1.0)
Short-and Long-Term Borrowings	62.6	64.8	2.2	48.9	43.2	(5.7)
Convertible Bonds	24.3	0	(24.3)	0	0	0
Other Liabilities*	156.8	137.9	(18.9)	160.2	139.2	(21.0)
Shareholders Equity	259.8	277.2	17.4	259.7	281.3	21.6
Total Liabilities and Shareholders Equity	543.5	520.6	(22.9)	508.7	502.6	(6.1)

*Other liabilities includes minority interests.


Appendix

YAMAHA Musical Instrument Sales in the Japanese Market


YAMAHA

The piano market continued its downtrend, while the STAGEA Electone TM maintained strong sales (about 23,000 units shipped since rollout, of which about 20,000 shipped in this term up to end-December). This product uses the latest sound sources and is portable.

(Billions of Yen)

*Numbers in parentheses refer to the previous fiscal year/period

150
100
50

107.6
107.2 (100%)
104.0 (97%)
107.6 (103%)
142.8
139.4 (98%)
134.4 (96%)
140.1 (104%)

3Q 33.5
2Q 32.0
1Q 38.5

59.2
55.9 (94%)
51.7 (92%)

Music schools, etc.
Yamaha musical instruments

FY2002 FY2003 FY2004 FY2005 FY2002 FY2003 FY2004 FY2005 (New Projection)

1Q to 3Q

Full Year

YAMAHA Musical Instrument Sales in the U.S. Market


YAMAHA

Christmas season shipments were strong for Disklavier Mark IV , while electronic pianos were slightly weak. But portable keyboards trended well, centering on volume retailers.

Wholesale Amount
(Millions of U.S. Dollars)

500
400
300
200
100
0

3Q
2Q
1Q

357
138
126
93

369
(103%)
128
138
103

383
(104%)
142
145
96

399
(104%)

470

501
(107%)

532
(106%)

553
(104%)

FY2002 FY2003 FY2004 FY2005 FY2002 FY2003 FY2004 FY2005
(New projection)

1Q to 3Q

Full Year

YAMAHA Musical Instrument Sales in the German Market


YAMAHA

General retailing trended strongly, in particular the overall electronic piano market. Low priced portable keyboard models had difficulties, while special offers maintained sales of wind instruments.

Wholesale Amount
(Millions of EURO)
200
150
100
50
0
3Q
2Q
1Q
153
61
47
45
155
(101%)
59
51
45
150
(97%)
56
51
43
143
(95%)
56
44
43
190
194
(102%)
188
(97%)
182
(97%)
FY2002
FY2003
FY2004
FY2005
FY2002
FY2003
FY2004
FY2005
(New projection)
1Q to 3Q
Full Year

YAMAHA Musical Instrument Sales in the U.K. Market


YAMAHA

Although Christmas sale retailing fell short of expectations, sales trended strongly for grand pianos, electronic pianos and portable keyboards. Wind instruments were weak and special offers are planned.

Wholesale Amount
(Millions of £)
80
60
40
20
0
3Q
2Q
1Q
48
21
16
11
FY2002
50
(104%)
21
18
11
FY2003
51
(102%)
23
17
11
FY2004
52
(101%)
22
18
12
FY2005
62
FY2002
63
(102%)
FY2003
65
(103%)
FY2004
65
(100%)
FY2005
(New projection)
1Q to 3Q
Full Year

Scale of Global Market for Home Theater Products
(Home theater systems + AV amplifiers/receivers)



<Home theater systems >

The growth rate becomes duller, but annual growth in the 10% range is expected in 2005.

North America:Sales growth of the HTiB type and DVD-mounted models will continue. Overall sales is expected to grow about 10%.

Europe:High growth close to 20%, centering on DVD-mounted models

Japan: Home theater market is week.
Growth foreseen for HTiB type in 2005.

Others: Growth in China and other Asian Markets







4.39
5.70
8.35
10.22
11.55
Others
Japan
Europe
North America
FY2001
FY2002
FY2003
FY2004
FY2005 (projection)

<AV amplifiers/receivers>

Overall markets continue to shrink.

North America: Downtrend of 10% annually

Europe/Japan: Decline of around 5%

Growth in China and other Asian Markets





(Million Units)
3.43
3.51
3.25
3.05
2.97
Others
Japan
Europe
North America
FY2001
FY2002
FY2003
FY2004
FY2005 (projection)

Calendar year basis

YAMAHA s AV Amplifier Market Share


YAMAHA

〈Japan〉

Home theater systems:
Share of Total Sales Amount (GfKJ)
20%
10%
0%
14%
11%
10%
14%
01
02
03
04
AV amplifiers:
Share of Total Sales Amount (GfKJ)
40%
30%
20%
10%
0%
31%
33%
39%
33%
01
02
03
04

〈U.S.〉

Home theater systems:
Share of Total Sales Amount
(INTELECT)
10%
5%
0%
7%
5%
6%
8%
01
02
03
04
AV receivers:
Share of Total Sales Amount (INTELECT)
40%
30%
20%
10%
0%
25%
24%
27%
34%
01
02
03
04

Calendar year basis

In this report, the figures forecast for the Company s future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in our operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the EURO.